Execution Copy
EXHIBIT 99.1
ARRANGEMENT AGREEMENT
among
GOLDCORP INC.
and
0756808 B.C. LTD.
and
GLAMIS GOLD LTD.
August 30, 2006

ii

Section 8.07	Governing Law	51
Section 8.08	Execution in Counterparts	51
Section 8.09	Waiver	51
Section 8.10	No Personal Liability	51
Section 8.11	Enurement and Assignment	52

Schedule A	Plan of Arrangement	A-1
Schedule B	Description of Glamis Subsidiaries	B-1
Schedule C	Description of Glamis Significant Interest Companies	C-1
Schedule D	Support Agreement	D-1

ARRANGEMENT AGREEMENT
     THIS AGREEMENT made as of the 30th day of August, 2006
A M O N G :

GOLDCORP INC.,

a corporation existing under the Business Corporations Act (Ontario),

(hereinafter referred to as “Goldcorp”)

OF THE FIRST PART

- and -

0756808 B.C. LTD.,

a corporation existing under the Business Corporations Act (British Columbia),

(hereinafter referred to as “Goldcorp Subco”)

OF THE SECOND PART

- and -

GLAMIS GOLD LTD.,

a corporation existing under the Business Corporations Act (British Columbia),

(hereinafter referred to as “Glamis”)

OF THE THIRD PART
WITNESSES THAT:
          WHEREAS Goldcorp Subco is a corporation wholly-owned by Goldcorp;
          AND WHEREAS Goldcorp, Goldcorp Subco and Glamis propose to effect a business combination to combine the business and assets of Glamis with those of Goldcorp;
          AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia);
          NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES
Section 1.01 Definitions
          In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“Acquisition Proposal” means, in respect of Glamis, any bona fide inquiry, proposal or offer made by a party with whom Glamis and each of its officers and directors deals at arm’s length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Glamis’s assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Glamis or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Glamis (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

(b)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

(c)	“Amalgamating Corporations” means Goldcorp Subco and Glamis collectively;

(d)	“Arrangement” means an arrangement under the provisions of section 288 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(g)	“Canadian GAAP” means accounting principles generally accepted in Canada;

(h)	“Change in Glamis Recommendation” shall have the meaning ascribed thereto in subsection 4.01(b)(iii);

(i)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(j)	“Competition Act” means the Competition Act (Canada);

(k)	“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be December 31, 2006;

(l)	“Confidentiality Agreement” means the confidentiality agreement dated August 14, 2006 between Goldcorp and Glamis;

(m)	“Converted Goldcorp Option” shall have the meaning ascribed thereto in subsection 2.01(b);

(n)	“Converted Goldcorp Option Exercise Price” shall have the meaning ascribed thereto in subsection 2.01(b);

(o)	“Court” means the Supreme Court of British Columbia;

(p)	“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Glamis to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Glamis;

(q)	“disclosed by Glamis” means disclosed by Glamis in its public disclosure filings since January 1, 2005 or disclosed in the Glamis Disclosure Letter;

(r)	“disclosed by Goldcorp” means disclosed by Goldcorp in its public disclosure filings since January 1, 2005 or disclosed in the Goldcorp Disclosure Letter;

(s)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

(t)	“DOJ” shall have the meaning ascribed thereto in subsection 4.03;

(u)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(v)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(w)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(x)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(y)	“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(z)	“Final Order” means the order of the Court pursuant to subsection 291 of the BCBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(aa)	“FTC” shall have the meaning ascribed thereto in subsection 4.03;

(bb)	“Glamis” means Glamis Gold Ltd., a corporation existing under the laws of the Province of British Columbia;

(cc)	“Glamis Common Shares” means the common shares in the capital of Glamis;

(dd)	“Glamis Disclosure Letter” means the letter of even date herewith delivered by Glamis to Goldcorp in a form accepted by and initialed on behalf of Goldcorp with respect to certain matters in this Agreement;

(ee)	“Glamis Documents” shall have the meaning ascribed thereto in subsection 3.01(t);

(ff)	“Glamis Equity Plan” means the Equity Incentive Plan of Glamis dated January 1, 2004, as amended;

(gg)	“Glamis Group Companies” means the Glamis Subsidiaries and the Glamis Significant Interest Companies, collectively;

(hh)	“Glamis Financial Statements” shall have the meaning ascribed thereto in subsection 3.01(i);

(ii)	“Glamis Meeting” means the special meeting, including any adjournments or postponements thereof, of the Glamis Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Glamis Resolution;

(jj)	“Glamis Options” means those options referred to in the Glamis Disclosure Letter, collectively;

(kk)	“Glamis Option Plan” means the Incentive Share Purchase Option Plan of Glamis dated September 30, 1995, as amended;

(ll)	“Glamis Plans” shall have the meaning ascribed thereto in subsection 3.01(r);

(mm)	“Glamis Properties” means the properties of Glamis set forth in the Glamis Disclosure Letter;

(nn)	“Glamis Resolution” means the special resolution of the shareholders of Glamis approving the Arrangement and this Agreement;

(oo)	“Glamis Restricted Shares” means the restricted Glamis Common Shares in respect of which the restricted period has not expired issued pursuant to the Glamis Equity Plan;

(pp)	“Glamis Rights Plan” means the shareholder rights plan of Glamis created pursuant to the shareholder rights plan agreement dated February 25, 2000, as amended, between Glamis and Computershare Investor Services Inc.

(qq)	“Glamis SAR” means a stock appreciation right granted pursuant to the Glamis Equity Plan;

(rr)	“Glamis Shareholders” means, at any time, the holders of Glamis Common Shares;

(ss)	“Glamis Shareholder Approval” shall have the meaning ascribed to such term in section 2.05(a)(ii) hereof;

(tt)	“Glamis Significant Interest Companies” means, collectively, the corporations listed in Schedule C hereto;

(uu)	“Glamis Subsidiaries” means, collectively, the corporations listed in Schedule B attached hereto, except Minera Tama S.A. de C.V. and Minas de San Nicolas S.A. de C.V.;

(vv)	“Glamis Termination Payment” shall have the meaning ascribed thereto in subsection 6.03;

(ww)	“Goldcorp” means Goldcorp Inc., a corporation existing under the laws of the Province of Ontario;

(xx)	“Goldcorp Common Shares” means the common shares in the capital of Goldcorp;

(yy)	“Goldcorp Disclosure Letter” means the letter of even date herewith delivered by Goldcorp to Glamis in a form accepted by and initialled on behalf of Glamis with respect to certain matters in this Agreement;

(zz)	“Goldcorp Documents” shall have the meaning ascribed thereto in subsection 3.02(r);

(aaa)	“Goldcorp Financial Statements” shall have the meaning ascribed thereto in subsection 3.02(h);

(bbb)	“Goldcorp Group Companies” means the Goldcorp Material Subsidiaries and the Goldcorp Significant Interest Companies, collectively;

(ccc)	“Goldcorp Material Subsidiaries” means, collectively, the corporations listed as such in the Goldcorp Disclosure Letter, which, for greater certainty, do not include Silver Wheaton Corp. and Subsidiaries of Silver Wheaton Corp.;

(ddd)	“Goldcorp Options” means the outstanding options, as at August 24, 2006, to purchase an aggregate of 11,946,851 Goldcorp Common Shares issued pursuant to the Goldcorp Share Option Plan;

(eee)	“Goldcorp Share Option Plan” means the Goldcorp 2005 Stock Option Plan dated April 15, 2005;

(fff)	“Goldcorp Restricted Share Plan” means the Goldcorp Restricted Share Plan dated April 15, 2005;

(ggg)	“Goldcorp Restricted Share Rights” means the outstanding rights, as at August 24, 2006, to purchase an aggregate of 90,667 Goldcorp Common Shares issued pursuant to the Goldcorp Restricted Share Plan;

(hhh)	“Goldcorp Shareholders” means, at any time, the holders of Goldcorp Common Shares;

(iii)	“Goldcorp Significant Interest Companies” means, collectively, the corporations listed as such in the Goldcorp Disclosure Letter;

(jjj)	“Goldcorp Subco” means 0756808 B.C. Ltd., a wholly-owned subsidiary of Goldcorp existing under the laws of the Province of British Columbia;

(kkk)	“Goldcorp Warrants” means the outstanding warrants to purchase an aggregate of 8,436,384 Goldcorp Common Shares issued pursuant to a common share purchase warrant indenture dated May 4, 2006 between Goldcorp and CIBC Mellon Trust Company;

(lll)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(mmm)	“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(nnn)	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America, and the rules and regulations thereunder;

(ooo)	“Interim Order” means the interim order of the Court, as such order may be amended, pursuant to subsection 291 of the BCBCA, made in connection with the Arrangement;

(ppp)	“In the Money Amount” means, in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(qqq)	“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(rrr)	“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(sss)	“Management Parties” means the persons (other than Goldcorp) who are party to the Support Agreement;

(ttt)	“Material Adverse Change” means, in respect of Goldcorp or Glamis, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Goldcorp or Glamis, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Goldcorp and the Goldcorp Material Subsidiaries, or Glamis and the Glamis Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Goldcorp and the Goldcorp Material Subsidiaries on a consolidated basis, or Glamis and the Glamis Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, silver or copper; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(uuu)	“NYSE” means the New York Stock Exchange, Inc.;

(vvv)	“Pending Glamis Acquisition Proposal” shall have the meaning ascribed thereto in subsection 6.03(d);

(www)	“Plan of Arrangement” means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with section 7.01 of the Plan of Arrangement or section 7.01 hereof;

(xxx)	“Proxy Circular” means the management information circular to be prepared by Glamis with the assistance of Goldcorp in respect of the Glamis Meeting;

(yyy)	“Registrar” means the Registrar of Companies appointed pursuant to section 400 of the BCBCA;

(zzz)	“Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(aaaa)	“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(bbbb)	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 of the United States of America and the related rules and regulations promulgated under such Act and the 1934 Act;

(cccc)	“Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively;

(dddd)	“SEC” means the United States Securities and Exchange Commission;

(eeee)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(ffff)	“Share Exchange Ratio” shall have the meaning ascribed thereto in subsection 2.01(a);

(gggg)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Goldcorp, includes the Goldcorp Material Subsidiaries and, in the case of Glamis, includes the Glamis Subsidiaries;

(hhhh)	“Superior Proposal” means a written Acquisition Proposal to acquire all or substantially all of the assets of Glamis (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Glamis Common Shares: (a) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of Glamis’s Board of Directors, acting in good faith (after receipt of advice from its financial advisors and legal counsel) is reasonably likely to be obtained; (b) that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal and is not subject to an extraordinary due diligence condition; (c) that is offered or made to all shareholders of Glamis in the United States and Canada on the same terms; and (d) in respect of which the directors of Glamis have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to Glamis to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which is more favourable to Glamis Shareholders, from a financial point of view, than the terms of the Arrangement, taking into account the long-term value and synergies anticipated to be realized as a result of the combination of Goldcorp and Glamis and any adjustment to the terms of the Arrangement that may be proposed by Goldcorp as contemplated by section 6.02;

(iiii)	“Support Agreement” means the support agreement dated the date hereof between Goldcorp and certain officers and directors of Glamis substantially in the form of Schedule D hereto;

(jjjj)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(kkkk)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(llll)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(mmmm)	“Triggering Event” shall have the meaning ascribed thereto in subsection 6.03;

(nnnn)	“TSX” means the Toronto Stock Exchange;

(oooo)	“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(pppp)	“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(qqqq)	“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.
          In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.
Section 1.02 Interpretation Not Affected by Headings
          The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.
Section 1.03 Number, Gender and Persons
          In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04 Date for any Action
          If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.
Section 1.05 Statutory References
          Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
Section 1.06 Currency
          Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.
Section 1.07 Invalidity of Provisions
          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.
Section 1.08 Accounting Matters
          Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.
Section 1.09 Knowledge
          Where the phrases “to the knowledge of Goldcorp” or “to Goldcorp’s knowledge” or “to the knowledge of Glamis” or “to Glamis’s knowledge” are used: (i) in respect of Goldcorp, the Goldcorp Material Subsidiaries, Glamis or the Glamis Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of Goldcorp and the Goldcorp Material Subsidiaries, the collective actual knowledge of those officers of Goldcorp and the Goldcorp Material Subsidiaries set forth in the Goldcorp Disclosure Letter; and (B) in the case of Glamis and the Glamis Subsidiaries, the collective actual knowledge of those officers of Glamis and the Glamis Subsidiaries set forth in the Glamis Disclosure Letter; and (ii) to qualify any representation and warranty or statement made in respect of the Goldcorp Significant Interest Companies or the Glamis Significant Interest Companies, such phrase shall mean that: (A) in the case of the Goldcorp Significant Interest Companies, to the collective actual knowledge of those officers of Goldcorp and the Goldcorp Material Subsidiaries and those officers, directors or members of a management or operating committee of a Goldcorp Significant Interest Company who are set forth in the Goldcorp Disclosure Letter, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect; and (B) in the case of the Glamis Significant Interest Companies, to the collective actual knowledge of those officers of Glamis and the Glamis Subsidiaries and those officers, directors or members of a management or operating committee of a Glamis Significant Interest Company who are set forth in the Glamis Disclosure Letter, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect.

Section 1.10 Meaning of Certain Phrase
          In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.
Section 1.11 Schedules
          The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Description of Glamis Subsidiaries
C	Description of Glamis Significant Interest Companies
D	Support Agreement
ARTICLE 2
THE ARRANGEMENT
Section 2.01 Arrangement
At the Effective Time, Glamis and Goldcorp will effect a combination of their respective businesses by way of an Arrangement under the BCBCA pursuant to which:
(a)	each outstanding Glamis Common Share (other than Glamis Common Shares held by a holder who has validly exercised its Dissent Rights or by Goldcorp or any Subsidiary of Goldcorp) will be exchanged by the holder thereof for 1.69 Goldcorp Common Shares (the “Share Exchange Ratio”);

(b)	each Glamis Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Goldcorp Option”) exercisable to acquire (on the same terms and conditions as were applicable to such Glamis Option pursuant to the relevant Glamis Option Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time and, in particular, but without limitation, any options that are deemed to vest at the Effective Time in accordance with the Glamis Option Plan or such agreement shall be converted into a fully vested Converted Goldcorp Option) the number (rounded down to the nearest whole number) of Goldcorp Common Shares determined by multiplying: (A) the number of Glamis Common Shares subject to such Glamis Option immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Goldcorp Common Share subject to any such Converted Goldcorp Option (the “Converted Goldcorp Option Exercise Price”) will be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of: (A) the exercise price per Glamis Common Share subject to such Glamis Option immediately prior to the Effective Time; divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the In the Money Amount of the Converted Goldcorp Option immediately after the exchange is equal to the In the Money Amount of the exchanged Glamis Option immediately before the exchange.
The Arrangement may consist of an amalgamation of the Amalgamating Corporations pursuant to Part 9, Division 5 of the BCBCA or an exchange of Goldcorp Common Shares for Glamis Shares as determined by the parties hereto. The Arrangement shall be effected on the terms and subject to the conditions set out in this Agreement and in the Plan of Arrangement, which Plan of Arrangement shall be modified pursuant to subsection 7.02(c) hereof if the Arrangement is effected otherwise than through an amalgamation.
Section 2.02 Effective Date
The Arrangement shall become effective at the Effective Time.
Section 2.03 Board of Directors/Officers
(a)	Goldcorp shall use its reasonable best efforts to ensure that, as of the Effective Time, the Board of Directors of Goldcorp shall be comprised of ten directors, six of which shall be nominees of Goldcorp and four of which shall be nominees of Glamis; and

(b)	the parties hereto agree that, as of the Effective Time: (i) Ian Telfer shall be Chairman of Goldcorp; (ii) C. Kevin McArthur shall be Chief Executive Officer of Goldcorp; (iii) Charles A. Jeannes shall be appointed as a senior officer of Goldcorp; and (iv) the current officers of Goldcorp other than the current President and Chief Executive Officer shall continue to hold their respective offices.
Section 2.04 Consultation
          Goldcorp and Glamis will consult with the other of them in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Goldcorp and Glamis shall use its commercially reasonable best efforts to enable the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.
Section 2.05 Court Proceedings
          Glamis and Goldcorp Subco shall apply to the Court pursuant to section 291 of the BCBCA for the Interim Order and Final Order as follows:
(a)	As soon as is reasonably practicable after the date of execution of this Agreement, Glamis and Goldcorp Subco shall file, proceed with and diligently prosecute an application to the Court for an Interim Order which shall request that the Interim Order shall provide:
(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Glamis Meeting and for the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Glamis Resolution shall be 66 2/3% of the votes cast on the Glamis Resolution by the holders of Glamis Common Shares present in person or by proxy at the Glamis Meeting (the “Glamis Shareholder Approval”);

(iii)	that in all other respects, the terms, conditions and restrictions of the Glamis constating documents, including quorum requirements and other matters, shall apply in respect of the Glamis Meeting;

(iv)	for the grant of the Dissent Rights;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Glamis Meeting may be adjourned from time to time by management of Glamis without the need for additional approval of the Court;

(vii)	that the record date for Glamis shareholders entitled to notice of an to vote at the Glamis Meeting will not change in respect of any adjournment(s) of the Glamis Meeting; and
(b)	subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.
          The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Glamis and Goldcorp Subco, each acting reasonably.
Section 2.06 Effecting the Arrangement
          Subject to the rights of termination contained in Article Seven hereof, upon the Glamis Shareholders providing the Glamis Shareholder Approval in accordance with the Interim Order, the Amalgamating Corporations obtaining the Final Order and the other conditions contained in Article Five hereof being complied with or waived, the Amalgamating Corporations shall jointly file with the Registrar the Final Order and such other documents as may be required in order to effect the Arrangement.
Section 2.07 Closing
          The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 9:00 a.m. (Toronto time) on the Effective Date.
Section 2.08 U.S. Tax Matters
          Goldcorp, Goldcorp Subco, and Glamis intend to adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation section 1.368-2(g) and to treat the amalgamation of the Amalgamating Corporations as a “reorganization” within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code. However, neither Goldcorp nor Goldcorp Subco makes any representation or warranty to Glamis, any Glamis Shareholder, or any holder of Glamis securities (including without limitation any holder of Glamis Options regarding: (a) the qualification of the amalgamation of Amalgamating Corporations as a “reorganization” within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code; or (b) the U.S. federal income tax consequences to Glamis, any Glamis shareholder, or any holder of Glamis securities of the amalgamation of the Amalgamating Corporations.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.01 Representations and Warranties of Glamis
          Glamis hereby represents and warrants to Goldcorp and Goldcorp Subco, and hereby acknowledges that each of Goldcorp and Goldcorp Subco is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)	Organization. Glamis, each of the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Glamis, each of the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse

Effect on Glamis. All of the outstanding shares of the Glamis Subsidiaries and the outstanding shares representing Glamis’s interest in each of the Glamis Significant Interest Companies are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. Except as otherwise disclosed in Schedule “B” hereto, all of the outstanding shares of the Glamis Subsidiaries are owned, directly or indirectly, by Glamis. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Glamis Subsidiary and except as disclosed by Glamis, the outstanding shares of each of the Glamis Group Companies which are owned by Glamis are owned free and clear of all Encumbrances and neither Glamis nor any of the Glamis Group Companies is liable to any Glamis Group Company or to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Glamis Subsidiaries from either Glamis or any of the Glamis Subsidiaries.
(b)	Capitalization. Glamis is authorized to issue an unlimited number of Glamis Common Shares. As at July 31, 2006, there were: (i) 166,786,589 Glamis Common Shares outstanding, including 15,000 Glamis Restricted Shares; (ii) Glamis Options to acquire an aggregate of 3,164,692 Glamis Common Shares were outstanding; and (iii) an aggregate of 814,549 Glamis Common Shares were reserved for issuance under the Glamis Equity Plan. The Glamis Options, the Glamis Restricted Shares and the Glamis SARs are described in the Glamis Disclosure Letter. Except for the Glamis Options, the Glamis Restricted Shares and the Glamis SARS, and except pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Glamis or any of the Glamis Subsidiaries to issue or sell any shares of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, any securities or obligations of any kind convertible into or exchangeable for any shares of Glamis or any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies. All outstanding Glamis Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies having the right to vote with the Glamis Shareholders on any matter. There are no outstanding contractual obligations of Glamis or of any of the Glamis Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Glamis Common Shares or with respect to the voting or disposition of any outstanding Glamis Common Shares.

(c)	Authority. Glamis has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Glamis as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Glamis and the completion by Glamis of the transactions contemplated by this Agreement have been authorized by the directors of Glamis and, subject to obtaining the Glamis Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of Glamis are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Glamis of the Proxy Circular. This Agreement has been executed and delivered by Glamis and constitutes a legal, valid and binding obligation of Glamis, enforceable against Glamis in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed by Glamis, the execution and delivery by Glamis of this Agreement and the performance by Glamis of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:
(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:
A.	the articles, Notice of Articles or by-laws (or their equivalent) of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies,

B.	any Law, or

C.	any contract, agreement, licence or permit to which Glamis or any of the Glamis Subsidiaries is bound or is subject to or of which Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies is the beneficiary;
in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Glamis, and

(ii)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Glamis;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies or restrict, hinder, impair or limit the ability of Glamis or any of the Glamis Subsidiaries to conduct the business of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Glamis; or

(iv)	result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Glamis, any Glamis Subsidiary or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies or increase any benefits otherwise payable under any pension or benefits plan of Glamis, any Glamis Subsidiary or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies or result in the acceleration of the time of payment or vesting of any such benefits.
No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Glamis of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated; (v) compliance with and approvals required by the Competition Act and the Federal Economic Competition Law of the United Mexican States; (vi) any other consents, waivers, permits, orders or approvals referred to in the Glamis Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Glamis.

(d)	Directors’ Approvals. The board of directors of Glamis has received an opinion from each of Orion Securities Inc. and JP Morgan Securities Inc., the financial advisors to the board of directors of Glamis, that the Share Exchange Ratio is fair, from a financial point of view, to the Glamis Shareholders and the directors of Glamis have unanimously:
(i)	determined that the Share Exchange Ratio is fair to the Glamis Shareholders and the Arrangement is in the best interests of Glamis;

(ii)	recommended that the Glamis Shareholders vote in favour of the Glamis Resolution; and

(iii)	authorized the entering into of this Agreement, and the performance of its provisions, by Glamis.
(e)	Glamis Subsidiaries. The only Subsidiaries of Glamis are the Glamis Subsidiaries and the only other corporations in which Glamis owns a direct or indirect voting or equity interest of greater than 25% are the Glamis Significant Interest Companies.

(f)	No Defaults. Except as disclosed by Glamis, none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies under any contract, agreement or licence that is material to the conduct of the business of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Glamis.

(g)	Absence of Changes. Since December 31, 2005, except as disclosed by Glamis:
(i)	Glamis, each of the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any material property or assets thereof;

(iv)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any debt for borrowed money, any creation or assumption by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any Encumbrance, any making by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount that does not exceed $750,000 outstanding at any time, and (b) loans made to other Glamis Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Glamis;

(v)	Glamis has not declared or paid any dividends or made any other distribution on any of the Glamis Common Shares;

(vi)	Glamis has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Glamis Common Shares;

(vii)	other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Glamis Options pursuant to the Glamis Share Option Plan) made to, for or with any of such directors or officers;

(viii)	Glamis has not effected any material change in its accounting methods, principles or practices; and

(ix)	Glamis has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.
(h)	Employment Agreements. Other than as disclosed by Glamis:
(i)	none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary;

(ii)	none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, has any employee or consultant whose employment or contract with Glamis, the Glamis Subsidiary or the Glamis Significant Interest Company, respectively, cannot be terminated without payment upon a maximum of twelve months’ notice; and

(iii)	none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Glamis, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Glamis, pending or threatened strike or lockout.
(i)	Financial Matters. The audited consolidated balance sheets, audited consolidated statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Glamis for the financial years ended December 31, 2005 and December 31, 2004 and the six month period ended June 30, 2006 (the “Glamis Financial Statements”) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Glamis at the respective dates indicated and the results of operations of Glamis for the periods covered on a consolidated basis. Except as disclosed by Glamis, neither Glamis nor any of the Glamis Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Glamis for the six month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Glamis mineral projects) since June 30, 2006, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Glamis.

(j)	Books and Records. The corporate records and minute books of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Glamis. Financial books and records and accounts of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Glamis.

(k)	Litigation. Except as disclosed by Glamis and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.01(p) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Glamis, threatened against or relating to Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Glamis. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Glamis, threatened against or relating to Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, before any Governmental Entity. None of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Glamis, the Glamis Subsidiary or, to the knowledge of Glamis, the Glamis Significant Interest Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Glamis.

(l)	Title to Properties and Condition of Assets. Except as disclosed by Glamis, applying customary standards in the mining industry, each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, has sufficient title to or valid leasehold interests in Glamis Properties to operate such properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Glamis. Each lease and agreement granting rights to the Glamis Properties is in full force and effect and constitutes a legal, valid and binding agreement of Glamis, the Glamis Subsidiaries or, the Glamis Significant Interest Companies, and neither Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, the Glamis Significant Interest Companies is in violation of breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Glamis. Furthermore, all real and tangible personal property of each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect or Glamis.

(m)	Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and the estimated, measured, indicated and inferred mineral resources of Glamis disclosed in the Glamis Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies, taken as a whole, from the amounts disclosed publicly by Glamis.

(n)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Glamis:
(i)	all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies have been properly and timely paid;

(ii)	all (A) mines and mining-related activities where Glamis, a Glamis Subsidiary or, to the knowledge of Glamis, a Glamis Significant Interest Company is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Glamis, a Glamis Subsidiary or, to the knowledge of Glamis, a Glamis Significant Interest Company, or lands pooled or unitized therewith, which have been abandoned by Glamis, any Glamis Subsidiary or a Glamis Significant Interest Company have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.
(o)	Insurance. Glamis maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(p)	Environmental. Except as disclosed by Glamis:
(i)	Each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on Glamis.

(ii)	The Glamis Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Glamis. None of Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, any other person in control of any Glamis Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Glamis Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Glamis. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Glamis Properties have been handled, recycled, disposed of, treated and stored in material compliance with all

Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Glamis. To the knowledge of Glamis, there are no Hazardous Substances at, in, on, under or migrating from any Glamis Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Glamis.

(iii)	None of Glamis, the Glamis Subsidiaries, to the knowledge of Glamis, the Glamis Significant Interest Companies, or any other person for whose actions Glamis or an Glamis Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Glamis, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Glamis or any of the Glamis Subsidiaries. To the knowledge of Glamis, no site or facility now or previously owned, operated or leased by Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies is listed or, to the knowledge of Glamis, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Glamis, none of Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, the Glamis Significant Interest Companies, or any other person for whose actions Glamis or an Glamis Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Glamis Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Glamis; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Glamis Properties or the assets of any of Glamis, the Glamis Subsidiaries or the Glamis Significant Interest Companies.

(v)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Glamis and except as disclosed by Glamis, none of Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.
(q)	Tax Matters. Except as disclosed by Glamis or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Glamis:
(i)	Each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)	Each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies, has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)	The charges, accruals and reserves for Taxes reflected on the Glamis Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Glamis, adequate under Canadian GAAP to cover Taxes with respect to Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies (to the extent that such entitles are consolidated in the Glamis Financial Statements) accruing through the date hereof.

(iv)	There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Glamis, threatened against any of Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, the Glamis Significant Interest Companies that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)	No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies.
(r)	Pension and Employee Benefits.

Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Glamis, the Glamis Subsidiaries or the Glamis Significant Interest Companies, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, as the case may be (collectively referred to in this subsection as the “Glamis Plans”) other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Glamis.

(s)	Reporting Status. Glamis is a reporting issuer or its equivalent in each of the provinces of Canada. The Glamis Common Shares are registered under Section 12(b) of the 1934 Act. The Glamis Common Shares are listed on the TSX and NYSE.

(t)	Reports. Since January 1, 2005, Glamis has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Glamis Documents”). The Glamis Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Glamis except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Glamis. Glamis has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential. None of the Glamis Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the TSX or the NYSE.

(u)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.01(p) above), Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Glamis.

(v)	No Cease Trade. Glamis is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Glamis, no investigation or other proceedings involving Glamis that may operate to prevent or restrict trading of any securities of Glamis are currently in progress or pending before any applicable stock exchange or Securities Authority.

(w)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, the Glamis Significant Interest Companies of any of the material assets of Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies, other than as described or contemplated herein.

(x)	Certain Contracts. None of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of Glamis, the Glamis Subsidiaries or any Glamis Significant Interest Company are conducted, (ii) limit any business practice of Glamis, any Glamis Subsidiary or any Glamis Significant Interest Companies in any material respect, or (iii) restrict any acquisition or disposition of any property by Glamis, any Glamis Subsidiary or any Glamis Significant Interest Company in any material respect.

(y)	Foreign Private Issuer. As of the date hereof, Glamis is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(z)	Investment Company Status. Glamis is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(aa)	No Broker’s Commission. Glamis has not entered into any agreement that would entitle any person to any valid claim against Glamis for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Glamis.

(bb)	Vote Required. The only votes of the holders of any class or series of the Glamis Common Shares, Glamis Options or other securities of Glamis necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the Glamis Shareholder Approval.
Section 3.02 Representations and Warranties of Goldcorp and Goldcorp Subco
          Each of Goldcorp and Goldcorp Subco hereby represents and warrants to Glamis, and hereby acknowledges that Glamis is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)	Organization. Goldcorp, each of the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Goldcorp, each of the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Goldcorp. Except as disclosed by Goldcorp, all of the outstanding shares of the Goldcorp Material Subsidiaries and the outstanding shares representing Goldcorp’s interest in each of the Goldcorp Significant Interest Companies are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable law. All of the outstanding shares of the Goldcorp Material Subsidiaries are owned directly or indirectly by Goldcorp. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Goldcorp Material Subsidiary or as disclosed by Goldcorp, the outstanding shares of each Goldcorp Material Subsidiary owned by Goldcorp or a Goldcorp Group Company which are owned by Goldcorp are owned free and clear of all Encumbrances and neither Goldcorp nor any of the Goldcorp Group Companies is liable to any Goldcorp Group Company or to any creditor in respect thereof. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Goldcorp Material Subsidiaries from either Goldcorp or any of the Goldcorp Material Subsidiaries. Goldcorp Subco was incorporated for the purpose of completing the Arrangement and has carried on no other business.

(b)	Capitalization. Goldcorp is authorized to issue an unlimited number of Goldcorp Common Shares. As at August 24, 2006 there were: (i) 418,147,546 Goldcorp Common Shares outstanding; (ii) an aggregate of 90,667 Goldcorp Common Shares set aside for issue under the Goldcorp Restricted Share Rights; (iii) Goldcorp Options to acquire an aggregate of 11,946,851 Goldcorp Common Shares were outstanding; (iv) an aggregate of 8,436,384 Goldcorp Common Shares set aside for issue under the Goldcorp Warrants; and (v) an aggregate of 58,050 Goldcorp Common Shares set aside for issue under other warrants of Goldcorp. Except for the Goldcorp Options, the Goldcorp Restricted Share Rights and the Goldcorp Warrants and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Goldcorp or any of the Goldcorp Material Subsidiaries to issue or sell any shares of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies or any securities or obligations of any kind convertible into or exchangeable for any shares of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies. All outstanding Goldcorp Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies having the right to vote with the Goldcorp Shareholders on any matter. There are no outstanding contractual obligations of Goldcorp or of any of the Goldcorp Material Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Goldcorp Common Shares or with respect to the voting or disposition of any outstanding Goldcorp Common Shares.

(c)	Authority. Each of Goldcorp and Goldcorp Subco has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Goldcorp and Goldcorp Subco as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Goldcorp and Goldcorp Subco and the completion by Goldcorp and Goldcorp Subco of the transactions contemplated by this Agreement have been authorized by the directors of Goldcorp and Goldcorp Subco, respectively, and no other corporate proceedings on the part of Goldcorp or Goldcorp Subco are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by each of Goldcorp and Goldcorp Subco and constitutes a legal, valid and binding obligation of each of Goldcorp and Goldcorp Subco, enforceable against Goldcorp and Goldcorp Subco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Goldcorp and Goldcorp Subco of this Agreement and the performance by them of their respective obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:
(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,
A.	the articles or by-laws (or their equivalent) of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies,

B.	any Law, or

C.	any contract, agreement, licence or permit to which Goldcorp or any of the Goldcorp Material Subsidiaries is bound or is subject to or of which Goldcorp, any Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies is the beneficiary;
which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

(ii)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies to come due before its stated maturity or cause any of its available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies or restrict, hinder, impair or limit the ability of Goldcorp or any of the Goldcorp Material Subsidiaries to conduct the business of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp; or

(iv)	result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Goldcorp, any Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies or increase any benefits otherwise payable under any pension or benefits plan of Goldcorp, any Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies or result in the acceleration of the time of payment or vesting of any such benefits;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Goldcorp or any of the Goldcorp Material Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Goldcorp and Goldcorp Subco of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings required under the BCBCA, in the case of Goldcorp Subco, and filings with and approvals required by the Securities Authorities and stock exchanges, (iv) compliance with any requirement of the HSR Act, (v) compliance with and approvals required by the Competition Act and the Federal Competition Law of the United Mexican States, (vi) any other consents, waivers, permits, orders or approvals referred to in the Goldcorp Disclosure Letter, and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

(d)	Directors’ Approvals. The directors of Goldcorp authorized the entering into of this Agreement, and the performance of its provisions, by Goldcorp.

(e)	Goldcorp Material Subsidiaries. As of the date hereof, the only material Subsidiaries of Goldcorp are the Goldcorp Material Subsidiaries and the only other corporations in which Goldcorp owns a direct or indirect voting or equity interest of greater than 25% are the Goldcorp Significant Interest Companies.

(f)	No Defaults. Except as disclosed by Goldcorp, none of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by Goldcorp, any Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, any Goldcorp Significant Interest Company under any contract, agreement or licence that is material to the conduct of business of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

(g)	Absence of Changes. Since December 31, 2005, except as disclosed by Goldcorp:
(i)	none of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, has incurred or suffered a Material Adverse Change;

(ii)	there has not been any acquisition or sale by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any material property or assets thereof;

(iii)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any debt for borrowed money, any creation or assumption by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any Encumbrance, any making by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount that does not exceed $3,000,000 outstanding at any time, and (b) loans made to other Goldcorp Material Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

(iv)	Goldcorp has not declared or paid any dividends or made any other distribution on any of the Goldcorp Common Shares;

(v)	Goldcorp has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Goldcorp Common Shares;

(vi)	Goldcorp has not effected any material change in its accounting methods, principles or practices; and

(vii)	Goldcorp has not materially amended any stock option plan or adopted a shareholder rights plan.
(h)	Financial Matters. The audited consolidated balance sheets, audited consolidated statements of earnings, audited consolidated statements of shareholders equity and audited consolidated statements of cash flows of Goldcorp for the financial years ended December 31, 2005 and 2004 and the six month period ended June 30, 2006 (the “Goldcorp Financial Statements”) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Goldcorp at the respective dates indicated and the results of operations of Goldcorp for the periods covered on a consolidated basis. Except as disclosed by Goldcorp, as of the date hereof, neither Goldcorp nor any of the Goldcorp Material Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Goldcorp for the six month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Goldcorp’s mineral projects) since June 30, 2006, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Goldcorp.

(i)	Books and Records. The corporate records and minute books of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Goldcorp. Financial books and records and accounts of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Goldcorp.

(j)	Litigation. Except as disclosed by Goldcorp and except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 3.02(o) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Goldcorp, threatened against or relating to Goldcorp or any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Goldcorp, threatened against or relating to Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest

Companies, before any Governmental Entity. None of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Goldcorp, the Goldcorp Material Subsidiary or the Goldcorp Significant Interest Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(k)	Title to Properties. Except as disclosed by Goldcorp, applying customary standards in the mining industry, each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest) except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Goldcorp. Furthermore, all real and tangible personal property of each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Goldcorp.

(l)	Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and the estimated, measured, indicated and inferred mineral resources of Goldcorp disclosed in the Goldcorp Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, taken as a whole, from the amounts disclosed publicly by Goldcorp.

(m)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Goldcorp:
(i)	all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies have been properly and timely paid;

(ii)	all (A) mines where Goldcorp, a Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, a Goldcorp Significant Interest Company is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all then-applicable Laws; and (B) mines located in or on the lands of Goldcorp, a Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, a Goldcorp Significant Interest Company, or lands pooled or unitized therewith, which have been abandoned by Goldcorp, any Goldcorp Material Subsidiary or a Goldcorp Significant Interest Company, have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.
(n)	Insurance. Goldcorp maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(o)	Environmental. Except as disclosed by Goldcorp:
(i)	Each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Goldcorp.

(ii)	Goldcorp’s material mineral projects and properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Goldcorp. None of Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any other person in control of any Goldcorp material mineral project or property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Goldcorp material mineral project or property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Goldcorp. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of Goldcorp’s material mineral projects and properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Goldcorp. To the knowledge of Goldcorp, there are no Hazardous Substances at, in, on, under or migrating from any Goldcorp material mineral project or property, except in material compliance with all Environmental Laws and except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Goldcorp.

(iii)	None of Goldcorp, the Goldcorp Material Subsidiaries, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, or any other person for whose actions Goldcorp or a Goldcorp Material Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Goldcorp, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Goldcorp or any of the Goldcorp Material Subsidiaries. To the knowledge of Goldcorp, no site or facility now or previously owned, operated or leased by Goldcorp, any of the Goldcorp Material Subsidiaries or any of the Goldcorp Significant Interest Companies is listed or, to the knowledge of Goldcorp, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Goldcorp, none of Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, or any other person for whose actions Goldcorp or a Goldcorp Material Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of Goldcorp’s material mineral projects or properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Goldcorp; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of Goldcorp’s material mineral projects or properties or the assets of any of Goldcorp, the Goldcorp Material Subsidiaries or the Goldcorp Significant Interest Companies.

(v)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Goldcorp and except as disclosed by Goldcorp, none of Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.
(p)	Tax Matters. Except as disclosed by Goldcorp or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Goldcorp:
(i)	Each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)	Each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)	The charges, accruals and reserves for Taxes reflected on the Goldcorp Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Goldcorp, adequate under Canadian GAAP to cover Taxes with respect to Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies (to the extent that such entitles are consolidated in the Goldcorp Financial Statements) accruing through the date hereof.

(iv)	There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Goldcorp, threatened against any of Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)	No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies.
(q)	Reporting Status. Goldcorp is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Goldcorp Common Shares are registered under section 12(b) of the 1934 Act. The Goldcorp Common Shares are listed on the TSX and NYSE.

(r)	Reports. Since January 1, 2005, Goldcorp has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms,

reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Goldcorp Documents”). The Goldcorp Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Goldcorp, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Goldcorp. Goldcorp has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(s)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.02(o) above), Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

(t)	No Cease Trade. Goldcorp is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Goldcorp, no investigation or other proceedings involving Goldcorp which may operate to prevent or restrict trading of any securities of Goldcorp are currently in progress or pending before any applicable stock exchange or Securities Authority.

(u)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies of any of the material assets of Goldcorp, any of the Goldcorp Material Subsidiaries or any of the Goldcorp Significant Interest Companies, other than as described or contemplated herein.

(v)	Place of Principal Offices. The principal offices of Goldcorp are not located within the United States.

(w)	Foreign Private Issuer. As of the date hereof, Goldcorp is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(x)	Investment Company Status. Goldcorp is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(y)	Shares. The Goldcorp Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(z)	Canadian Status. Goldcorp is a Canadian within the meaning of the Investment Canada Act (Canada).
Section 3.03 Survival of Representations and Warranties
          The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by Goldcorp, Goldcorp Subco or Glamis and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.
ARTICLE 4
COVENANTS
Section 4.01 Covenants of Glamis
          Subject to Sections 6.01 and 6.02, Glamis hereby covenants and agrees with Goldcorp and Goldcorp Subco as follows:
(a)	Interim Order. As soon as practicable, Glamis jointly with Goldcorp Subco shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Goldcorp and Goldcorp Subco, acting reasonably.

(b)	Glamis Meeting. In a timely and expeditious manner, Glamis shall:
(i)	forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Glamis;

(ii)	prepare with the assistance of Goldcorp, and file the Proxy Circular (which shall be in a form satisfactory to Goldcorp, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and mail the Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Goldcorp;

(iii)	subject to the terms of this Agreement, Glamis shall: (i) take all commercially reasonable lawful action to solicit in favour of the Glamis Resolution and the Glamis Shareholder Approval including, without limitation, retaining a proxy solicitation agent to solicit in favour of the Glamis Resolution; (ii) recommend to all holders of Glamis Common Shares that they vote in favour of this Agreement and the Arrangement and the other transactions contemplated hereby or thereby; (iii) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Goldcorp such recommendation (a “Change in Glamis Recommendation”) except as expressly permitted by sections 6.01 and 6.02 hereof;

(iv)	use its commercially reasonable best efforts to convene the Glamis Meeting by no later than October 30, 2006, but in any event hold the Glamis Meeting no later than November 30, 2006, as provided in the Interim Order;

(v)	provide notice to Goldcorp of the Glamis Meeting and allow representatives of Goldcorp to attend the Glamis Meeting;

(vi)	conduct the Glamis Meeting in accordance with the Interim Order, the BCBCA, the Articles of Glamis and as otherwise required by applicable Laws; and

(vii)	take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)	Adjournment. Glamis shall not adjourn, postpone or cancel the Glamis Meeting (or propose to do so), except (i) if quorum is not present at the Glamis Meeting; (ii) if required by applicable Laws; (iii) if required by the Glamis Shareholders; or (iv) if otherwise agreed with Goldcorp;

(d)	Dissent Rights. Glamis shall provide Goldcorp with a copy of any purported exercise of the Dissent Rights and written communications with such Glamis Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Goldcorp;

(e)	Amendments. In a timely and expeditious manner, Glamis shall prepare, (in consultation with Goldcorp), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Goldcorp, acting reasonably) with respect to the Glamis Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(f)	Final Order. Subject to the approval of the Arrangement at the Glamis Meeting in accordance with the provisions of the Interim Order, Glamis shall jointly with Goldcorp Subco forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

(g)	Filing with Registrar. Glamis shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of Glamis, Goldcorp and Goldcorp Subco set forth herein, at a time and on a date to be agreed by Goldcorp and Glamis, file the Final Order and such other documents as required by the Registrar in order for the Arrangement to become effective.

(h)	Copy of Documents. Except for proxies and other non-substantive communications, Glamis shall furnish promptly to Goldcorp a copy of each notice, report, schedule or other document or communication delivered, filed or received by Glamis in connection with this Agreement, the Arrangement, the Interim Order or the Glamis Meeting or any other meeting at which all Glamis Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(i)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Glamis shall, and shall cause the Glamis Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(j)	Certain Actions Prohibited. Other than as disclosed by Glamis, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Glamis shall not, without the prior written consent of Goldcorp, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:
(i)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Glamis Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies, other than the issue of Glamis Common Shares pursuant to the exercise of the Glamis Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of Glamis or any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies or any of the terms of the Glamis Options as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies;

(v)	redeem, purchase or offer to purchase, or permit any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies to redeem, purchase or offer to purchase, any Glamis Common Shares and, other than pursuant to the Glamis Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies with any other person;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)	(A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Glamis delivered to Goldcorp and Goldcorp Subco, and which are, individually or in the aggregate, in an amount in excess of $750,000 or which constitutes a claim between Glamis and a Glamis Subsidiary or between Glamis Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $750,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	except as required by Canadian GAAP, any other generally accepted accounting principle to which any Glamis Subsidiary or any Glamis Significant Interest Company may be

subject or any applicable Law, make any changes to the existing accounting practices of Glamis or make any material tax election inconsistent with past practice; or

(xi)	enter into, or cause any Glamis Subsidiaries or any of the Glamis Significant Interest Companies to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.
(k)	Employment Arrangements. Except where the prior intention to do so has been disclosed by Glamis, Glamis shall not, without the prior written consent of Goldcorp, and shall cause the Glamis Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies.

(l)	Insurance. Glamis shall use its commercially reasonable best efforts, and shall cause the Glamis Subsidiaries and the Glamis Significant Interest Company to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(m)	Certain Actions. Glamis shall:
(i)	not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Glamis in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Glamis, provided that Glamis may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Glamis immediately notifies Goldcorp in writing of such circumstances; and

(ii)	promptly notify Goldcorp of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Glamis, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Glamis of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Glamis contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.
(n)	No Compromise. Glamis shall not, and shall cause the Glamis Subsidiaries and the Glamis Significant Interest Companies not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Glamis in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Goldcorp.

(o)	Contractual Obligations. Glamis shall not, and shall cause the Glamis Subsidiaries and the Glamis Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Glamis or any of the Glamis Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(p)	Satisfaction of Conditions. Glamis shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:
(i)	obtain the approval of Glamis Shareholders for the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)	obtain all other consents, approvals and authorizations as are required to be obtained by Glamis or any of the Glamis Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Glamis;

(iii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Glamis; and

(vi)	cooperate with Goldcorp and Goldcorp Subco in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate Glamis to pay or cause to be paid any monies to cause such performance to occur.
(q)	Keep Fully Informed. Subject to applicable laws, Glamis shall use commercially reasonable best efforts to conduct itself so as to keep Goldcorp fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)	Cooperation. Glamis shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)	Representations. Glamis shall use its commercially reasonable best efforts to conduct its affairs and to cause the Glamis Subsidiaries and the Glamis Significant Interest Companies to conduct their affairs so that all of the representations and warranties of Glamis contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)	Confirmatory Review. Subject to applicable Laws, Glamis shall continue to make available and cause to be made available to Goldcorp and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Goldcorp to effect a thorough examination of Glamis and the Glamis Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Glamis together with the consolidation therefor, and shall cooperate with Goldcorp in securing access for Goldcorp to any documents, agreements, corporate records or minute books not in the possession or under the control of Glamis. Subject to applicable Laws, upon reasonable notice, Glamis shall, and shall cause the Glamis Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Goldcorp reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Glamis and the Glamis Subsidiaries, and, during such period, Glamis shall, and shall cause the Glamis Subsidiaries to, furnish promptly to Goldcorp all information concerning the business, properties and personnel of Glamis and the Glamis Subsidiaries as Goldcorp may reasonably request.

(u)	Closing Documents. Glamis shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

(v)	Rights Plan. Glamis will take all necessary action prior to the Effective Date to (i) render the Glamis Rights Plan inapplicable to the Arrangement and the other transactions contemplated by this Agreement and (ii) ensure that (x) neither Goldcorp nor any of its Affiliates is an Acquiring Person or an Affiliate or Associate of an Acquiring Person or Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof (each capitalized term used in this clause (ii) as defined in the Glamis Rights Plan), (y) none of a Stock Acquisition Date, Separation Time or Flip-in Event shall occur by reason of the approval, execution or delivery of this Agreement, the announcement or consummation of the Arrangement or the consummation of any other transaction contemplated by this Agreement and (z) the application of any of the relevant provisions of the Glamis Rights Plan to the Arrangement or any of the transactions contemplated hereby shall be waived or the Glamis Rights shall be redeemed or terminate immediately prior to the Effective Date.
Section 4.02 Covenants of Goldcorp and Goldcorp Subco
Each of Goldcorp and Goldcorp Subco hereby covenants and agrees with Glamis as follows:

(a)	Interim Order. As soon as practicable, Goldcorp Subco jointly with Glamis shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Goldcorp and Goldcorp Subco, acting reasonably.

(b)	Proceedings. In a timely and expeditious manner, Goldcorp and Goldcorp Subco shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Goldcorp Common Shares contemplated pursuant to section 3.01 of the Plan of Arrangement) and the Final Order to be taken or done by Goldcorp and Goldcorp Subco, as applicable.

(c)	Information for Proxy Circular. In a timely and expeditious manner, Goldcorp and Goldcorp Subco shall provide to Glamis all information as may be reasonably requested by Glamis or as required by the Interim Order or applicable Laws with respect to Goldcorp and Goldcorp Subco and their respective businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Goldcorp and Goldcorp Subco required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. Goldcorp shall fully cooperate with Glamis in the preparation of the Proxy Circular and shall provide such assistance as Glamis may reasonably request in connection therewith.

(d)	Amendments. In a timely and expeditious manner, Goldcorp and Goldcorp Subco shall provide Glamis with information as requested by Glamis in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Goldcorp, acting reasonably) with respect to the Glamis Meeting in accordance with the Interim Order of the Court.

(e)	Final Order. Subject to the approval of the Arrangement at the Glamis Meeting in accordance with the provisions of the Interim Order, Goldcorp Subco shall jointly with Glamis forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

(f)	Copy of Documents. Except for proxies and other non-substantive communications, Goldcorp and Goldcorp Subco shall furnish promptly to Glamis a copy of each notice, report, schedule or other document or communication delivered, filed or received by Goldcorp or Goldcorp Subco in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(g)	Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Goldcorp shall not, without the prior written consent of Glamis, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:
(i)	split, combine or reclassify any of the shares of Goldcorp or other than in accordance with past practices declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Goldcorp;

(ii)	redeem, purchase or offer to purchase, or permit any of the Goldcorp Material Subsidiaries or Goldcorp Significant Interest Company to redeem, purchase or offer to purchase, any Goldcorp Common Shares and, other than pursuant to the Goldcorp Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(iii)	amend or propose to amend the articles or by-laws (or their equivalent) of Goldcorp or any of the Goldcorp Material Subsidiaries or any of the Goldcorp Significant Interest Companies as they exist at the date of this Agreement; or

(iv)	reorganize, amalgamate or merge Goldcorp, any of the Goldcorp Material Subsidiaries or any of the Goldcorp Significant Interest Companies with any other person.
(h)	Certain Actions. Goldcorp and Goldcorp Subco shall:
(i)	not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Goldcorp or Goldcorp Subco in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Goldcorp, provided that Goldcorp or Goldcorp Subco may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event they immediately notify Glamis in writing of such circumstances; and

(ii)	promptly notify Glamis of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Goldcorp, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Goldcorp or Goldcorp Subco of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Goldcorp or Goldcorp Subco contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.
(i)	Satisfaction of Conditions. Subject to section 6.01 hereof, Goldcorp and Goldcorp Subco shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to their obligations to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable best efforts to:
(i)	obtain all consents, approvals and authorizations as are required to be obtained by Goldcorp or any of the Goldcorp Material Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Goldcorp;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

(v)	cooperate with Glamis in connection with the performance by Glamis of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Goldcorp to pay or cause to be paid any monies to cause such performance to occur.
(j)	Cooperation. Goldcorp and Goldcorp Subco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(k)	Representations. Goldcorp and Goldcorp Subco shall use their commercially reasonable best efforts to conduct their affairs and to cause the Goldcorp Material Subsidiaries and the Goldcorp Significant Interest Companies to conduct their affairs so that all of the representations and warranties of Goldcorp and Goldcorp Subco contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(l)	Confirmatory Review. Subject to applicable law, until September 13, 2006, Goldcorp shall continue to make available and cause to be made available to Glamis and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Glamis to effect a thorough examination of Goldcorp and the Goldcorp Material Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Glamis in securing access for Glamis to any documents, agreements, corporate records or minute books not in the possession or under the control of Goldcorp . Subject to applicable Laws, upon reasonable notice, until September 13, 2006, Goldcorp shall, and shall cause the Goldcorp Material Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Glamis reasonable access, during normal business hours to the properties, books, contracts and records as well as to the management personnel of Goldcorp and the Goldcorp Material Subsidiaries, and, during such period, Goldcorp shall, and shall cause the Goldcorp Material Subsidiaries to, furnish promptly to Glamis all information concerning the business, properties and personnel of Goldcorp and the Goldcorp Material Subsidiaries as Glamis may reasonably request. Following September 13, 2006, Goldcorp shall, subject to applicable law, make available and cause to be made available to Glamis, and the agents and advisors thereto, information reasonably requested by Glamis for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Glamis and Goldcorp going forward and confirming the representations and warranties of Goldcorp set out in Section 3.02 of this Agreement.

(m)	Closing Documents. Goldcorp and Goldcorp Subco shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Glamis, all in form satisfactory to Glamis, acting reasonably.

(n)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Goldcorp shall, and shall cause the Goldcorp Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(o)	Keep Fully Informed. Subject to applicable Laws, Goldcorp shall use commercially reasonable best efforts to conduct itself so as to keep Glamis fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.
Section 4.03 Mutual Covenants
          As soon as practicable, Goldcorp and Glamis each shall (i) file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, (ii) file with the Canadian Commissioner of Competition a pre-merger notification as required by Part IX of the Competition Act and/or request an ARC, and (iii) file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which Goldcorp and Glamis reasonably determine to be necessary. Goldcorp and Glamis each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings; and (b) supply any additional information which reasonably may be required by the FTC, the DOJ, the Commissioner or the competition or merger control authorities of any other jurisdiction.
Section 4.04 Glamis Options/Glamis SARs

(a)	Immediately following the Effective Time the terms of the Glamis Option Plan shall be amended to the extent required so as to provide for the treatment of the Glamis Options as provided in subsection 2.01(b) hereof and Goldcorp covenants that, if required, it will become a party to the Glamis Option Plan, as amended, or otherwise covenant to be bound to issue Goldcorp Common Shares pursuant to the Glamis Option Plan as contemplated in subsection 2.01(b) hereof.

(b)	Goldcorp agrees that the agreements evidencing the grant of the Glamis Options shall continue in effect on the same terms and conditions after completion of the Arrangement (subject to the adjustments required after giving effect to the Arrangement).

(c)	Goldcorp shall take all corporate action necessary to reserve for issuance a sufficient number of Goldcorp Common Shares for delivery upon the exercise of the Converted Goldcorp Options assumed in accordance with subsection 2.01(b) hereof.

(d)	Goldcorp will file promptly following the Effective Date, a registration statement on Form S-8 with the SEC for the purpose of registering under the 1933 Act the Goldcorp Common Shares issuable upon exercise of the Converted Goldcorp Options after the Effective Date.

(e)	Glamis shall take such action as may be required in order to ensure that: (i) all outstanding Glamis SARs are accelerated as to vesting and exercised at or prior to the Effective Time and (ii) all outstanding Glamis Restricted Shares are accelerated as to vesting at or prior to the Effective Time.
Section 4.05 Indemnification and Insurance
(a)	Goldcorp hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Glamis and the other Glamis Subsidiaries provided in the current articles or by-laws of Glamis or any Glamis Subsidiaries, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Glamis and any other Glamis Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and Goldcorp undertakes to ensure that this covenant shall remain binding upon its successor and assigns.

(b)	Glamis shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Glamis Subsidiaries for the purpose of this section 4.05 and this section 4.05 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Goldcorp by the persons described in subsection (a) hereof.
ARTICLE 5
CONDITIONS
Section 5.01 Mutual Conditions
          The respective obligations of Glamis, Goldcorp and Goldcorp Subco to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:
(a)	the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)	the Glamis Shareholder Approval shall have been obtained at the Glamis Meeting by the Glamis Shareholders in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)	the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)	there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Glamis or Goldcorp;

(e)	(A) the TSX shall have conditionally approved the listing thereon, and the NYSE shall have authorized for listing, subject to official notice of issuance, of the Goldcorp Common Shares to be issued pursuant to the Arrangement (including the Glamis Restricted Shares and the Goldcorp Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Goldcorp Converted Options) as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Glamis contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX and the NYSE, as applicable;

(f)	(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity including the filing with the Federal Competition Commission of the United Mexican States and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement including, without limitation, the waiting period under the Competition Act, the HSR Act, and the laws of any other jurisdiction which Goldcorp and Glamis reasonably determine to be applicable, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Glamis Disclosure Letter or the Goldcorp Disclosure Letter), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Glamis, Goldcorp or Goldcorp Subco or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(g)	the Goldcorp Common Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the 1933 Act and the Goldcorp Common Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act); and

(h)	this Agreement shall not have been terminated pursuant to Article 7 hereof.
The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of Goldcorp and Glamis in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

Section 5.02 Glamis Conditions
          The obligation of Glamis to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:
(a)	the representations and warranties made by Goldcorp and Goldcorp Subco in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Goldcorp and Goldcorp Subco in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Glamis, have a Material Adverse Effect on Goldcorp, and Goldcorp shall have provided to Glamis a certificate of two officers thereof, and Goldcorp Subco shall have provided to Glamis a certificate of an officer thereof, certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Goldcorp hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Goldcorp Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and Goldcorp or any of the Goldcorp Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp;

(c)	each of Goldcorp and Goldcorp Subco shall have complied in all material respects with their covenants herein and Goldcorp shall have provided to Glamis a certificate of two officers thereof, and Goldcorp Subco shall have provided to Glamis a certificate of an officer thereof, certifying that, as of the Effective Date, they have so complied with their covenants herein; and

(d)	the directors of Goldcorp and Goldcorp Subco shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Goldcorp and Goldcorp Subco to permit the consummation of the Arrangement.
The foregoing conditions are for the benefit of Glamis and may be waived, in whole or in part, by Glamis in writing at any time. If any of such conditions shall not be complied with or waived by Glamis on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Glamis may terminate this Agreement by written notice to Goldcorp and Goldcorp Subco in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Glamis.
Section 5.03 Goldcorp and Goldcorp Subco Conditions
          The obligation of Goldcorp and Goldcorp Subco to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:
(a)	the representations and warranties made by Glamis in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Glamis in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Goldcorp, have a Material Adverse Effect on Glamis, and Glamis shall have provided to each of Goldcorp and Goldcorp Subco a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Glamis hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Glamis Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and Glamis or any of the Glamis Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Glamis;

(c)	Glamis shall have complied in all material respects with its covenants herein and Glamis shall have provided to each of Goldcorp and Goldcorp Subco a certificate of two officers thereof certifying that, as of the Effective Date, Glamis has so complied with its covenants herein;

(d)	Glamis Shareholders holding no more than 3% of the outstanding Glamis Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Goldcorp shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Glamis to such effect;

(e)	C. Kevin McArthur, Charles A. Jeannes, and Charles Joseph Ronkos shall have entered into employment agreements satisfactory to Goldcorp, acting reasonably;

(f)	each of the Management Parties shall have entered into the Support Agreement (in form and substance satisfactory to Goldcorp) with Goldcorp on the date hereof and none of the Management Parties shall have breached, in any material respect, any of the representations, warranties and covenants thereof;

(g)	the directors of Glamis and each of the Glamis Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Glamis and the Glamis Subsidiaries to permit the consummation of the Arrangement; and

(h)	the directors of Glamis shall not have effected a Change of Glamis Recommendation.
The foregoing conditions are for the benefit of Goldcorp and Goldcorp Subco and may be waived, in whole or in part, by Goldcorp and Goldcorp Subco in writing at any time. If any of such conditions shall not be complied with or waived by Goldcorp and Goldcorp Subco on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Goldcorp and Goldcorp Subco may terminate this Agreement by written notice to Glamis in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Goldcorp or Goldcorp Subco.
Section 5.04 Notice and Cure Provisions
          Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in sections 5.01, 5.02 or 5.03 hereof, as the case may be.
Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in sections 5.01, 5.02 or 5.03 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Articles of Arrangement with the Registrar, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Glamis Meeting, the Glamis Meeting shall be adjourned or postponed until the expiry of such period.
Section 5.05 Merger of Conditions
          The conditions set out in sections 5.01, 5.02 or 5.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time. Glamis acknowledges and agrees that it shall have no right to file the Final Order and other required documents with the Registrar unless such conditions have been satisfied, fulfilled or waived.
ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE
Section 6.01 Covenant Regarding Non-Solicitation
(a)	Glamis shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Glamis or any of the Glamis Subsidiaries, or otherwise:
(i)	make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of, or any Glamis Subsidiary or any Glamis Significant Interest Companies or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following formal commencement of such Acquisition Proposal shall not be considered a violation of this subsection 6.01(a)(iii));

(iv)	make, or propose publicly to make a Change in Glamis Recommendation;

(v)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal;

(vi)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Glamis to approve the transactions contemplated herein, provided, however, that, notwithstanding the preceding part of this subsection 6.01(a), but subject to the following provisions of Article 6 of this Agreement, the directors of Glamis and on the direction of any of the directors of Glamis, any officer, employee, representative, agent or advisor of Glamis may, prior to the approval of the Arrangement by Glamis Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the directors of Glamis may make a Change in Glamis Recommendation in respect of a Superior Proposal, or approve or recommend to the Glamis Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the provisions of the following subsections of this Article 6 but in each case only if the Acquisition Proposal did not result from a breach of this Agreement by Glamis and if the directors of Glamis determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law.

(b)	Glamis shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Glamis and its subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Goldcorp) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Glamis agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Glamis further agrees not to release any third party from any standstill agreement or provision to which such third party is a party. Glamis shall immediately request the return or destruction of all information provided to any third party that, at any time since December 31, 2004, has entered into a confidentiality agreement with Glamis relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)	Promptly and, in any event, within 24 hours of the receipt by any director or officer of Glamis of any Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies in connection with any potential Acquisition Proposal or for access to the properties, books or records of Glamis or any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies by any person that informs Glamis, any of the Glamis Subsidiaries that it is considering making, or has made, an Acquisition Proposal, Glamis shall notify Goldcorp thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Goldcorp may reasonably request.

(d)	If Glamis receives a request for material non-public information from a person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Goldcorp), and the directors of Glamis determine that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal and Glamis is permitted, subject to and as contemplated under this section 6.01 then, and only in such case, the directors of Glamis may, subject to the execution of a confidentiality agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Glamis (other than pursuant to a Superior Proposal) for a period not less than one year from the date of such agreement, provide such person with access to information regarding Glamis; provided, however, that Glamis sends a copy of any such confidentiality agreement to Goldcorp immediately upon the execution thereof and Goldcorp is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Goldcorp and Goldcorp is immediately provided with access to similar information.

(e)	Glamis shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Glamis are aware of the provisions of this section 6.01, and Glamis shall be responsible for any breach of this section 6.01 by its financial advisors or other advisors or representatives.
Section 6.02 Notice of Superior Proposal Determination
(a)	Glamis and the directors of Glamis shall not make a Change of Glamis Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by subsection 6.01(d) hereof) on the basis that it would constitute a Superior Proposal, unless (i) Glamis has complied with its obligations under section 6.01 and the other provisions of this Article 6, (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Glamis completes the Arrangement or any similar other transaction with Goldcorp or any of its affiliates agreed prior to any termination of this Agreement, (iii) it has provided Goldcorp with the information about such Acquisition Proposal as required under subsection 6.01(c) that the directors of Glamis have determined would be a Superior Proposal pursuant to subsection 6.01(a) hereof, and (iv) five (5) Business Days shall have elapsed from the later of the date Goldcorp received notice of the determination of the directors of Glamis to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Goldcorp received the documents pursuant to subsection 6.01(c) hereof.

(b)	During the five Business Days referred to in subsection 6.02(a) hereof, Goldcorp shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of Glamis shall review any offer by Goldcorp to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.02(a)(iv) hereof, whether the offer of Goldcorp upon acceptance by Glamis would result in the Acquisition Proposal not being a Superior Proposal. If the directors of Glamis so determine, Glamis shall enter into an amended agreement with Goldcorp reflecting the amended proposal of Goldcorp and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)	Glamis acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 6.02(a)(iv) hereof and shall initiate an additional five Business Day period.

(d)	If the Proxy Circular has been sent to Glamis Shareholders prior to the expiry of the five Business Day period set forth in subsection 6.02(a) and, during such period, Goldcorp requests in writing that the Glamis Meeting proceed, unless otherwise ordered by the Court, Glamis shall continue to take all reasonable steps necessary to hold the Glamis Meeting and to cause the Arrangement to be voted on at the Glamis Meeting.

(e)	Where at any time before the Glamis Meeting, Glamis has provided Goldcorp with a notice under subsection 6.01(c), an Acquisition Proposal has been publicly disclosed or announced, and the five

(5) Business Day period under subsection 6.02(a) has not elapsed, then, subject to applicable Laws, at Goldcorp’s request, Glamis will postpone or adjourn the Glamis Meeting at the Glamis Meeting (but not beforehand without Goldcorp’s consent) to a date acceptable to Goldcorp, acting reasonably, which shall not be later than twenty (20) days after the scheduled date of the Glamis Meeting and shall, in the event that Goldcorp and Glamis amend the terms of this Agreement pursuant to subsection 6.02(b), ensure that the details of such amended Agreement are communicated to the Glamis Shareholders prior to the resumption of the adjourned Glamis Meeting.
Section 6.03 Break Fee Event
In the event that (each of the events below being a “Triggering Event”):

(a)	this Agreement is terminated by Goldcorp and Goldcorp Subco pursuant to subsection 7.03(c) or (f) hereof;

(b)	this Agreement is terminated by Goldcorp and Goldcorp Subco pursuant to subsection 7.03(b) hereof due to Glamis having breached its obligations under subsections 6.01 or 6.02;

(c)	this Agreement is terminated by Goldcorp and Goldcorp Subco pursuant to subsection 7.03(b) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Glamis failing to submit the Arrangement for approval to the Glamis Shareholders, in accordance with the terms of this Agreement, on or prior to the date that is five Business Days prior to the Completion Deadline or failing to solicit proxies in accordance with subsection 4.01(b)(iii) hereof;

(d)	an Acquisition Proposal shall have been made to Glamis and made known to Glamis Shareholders generally or shall have been made directly to Glamis Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Glamis (a “Pending Glamis Acquisition Proposal”) and such Pending Glamis Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Glamis Meeting and, thereafter, the Glamis Shareholders do not approve the Arrangement at the Glamis Meeting, this Agreement is terminated by either Goldcorp or Glamis pursuant to subsection 7.03(d) or (e) hereof and Glamis completes an Acquisition Proposal within 12 months following the termination of this Agreement;

(e)	the Board of Directors of Glamis shall have made a Change of Glamis Recommendation in respect of a Pending Glamis Acquisition Proposal and, thereafter, the Glamis Shareholders do not approve the Arrangement at the Glamis Meeting and this Agreement is terminated by either Glamis or Goldcorp pursuant to subsection 7.03(d) hereof; or

(f)	this Agreement is terminated by Glamis pursuant to subsection 7.03(g), then Glamis shall pay to Goldcorp in the circumstances set forth in subsections 6.03(a), (b), (c) or (e) above, at the time of the termination of this Agreement or within 30 days of such termination, and, in the circumstances set forth in subsection 6.03(d) above, within five days following the completion of such Acquisition Proposal, an amount in cash equal to US$215,000,000 (the “Glamis Termination Payment”), in immediately available funds. Glamis shall not be obligated to make more than one payment pursuant to this section 6.03. Glamis hereby acknowledges that the Glamis Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Goldcorp will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Glamis hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Glamis Termination Payment by Goldcorp, Goldcorp shall have no further claim against Glamis in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Goldcorp from seeking injunctive relief to restrain any breach or threatened breach by Glamis of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.
ARTICLE 7
AMENDMENT AND TERMINATION
Section 7.01 Amendment
          This Agreement may, at any time and from time to time before or after the holding of the Glamis Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Glamis Shareholders and any such amendment may, without limitation:
(a)	change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)	waive compliance with or modify any condition herein contained, provided, however, that notwithstanding the foregoing, the Share Exchange Ratio shall not be amended without the approval of the Glamis Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.01, 5.02, 5.03, 6.03 and Article Seven hereof shall remain unaffected.
Section 7.02 Mutual Understanding Regarding Amendments
(a)	In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Glamis, the Glamis Shareholders, the Glamis Subsidiaries, Goldcorp and the Goldcorp Material Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)	The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Glamis on the one hand, and Goldcorp and Goldcorp Subco on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Glamis Shareholders.

(c)	At any time prior to the Meeting: (i) Glamis and Goldcorp shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Glamis, Goldcorp and the Glamis Shareholders; and (ii) Glamis shall be entitled to propose to Goldcorp modifications to the manner in which the Glamis Options, Glamis Restricted Shares and Glamis SARS are to be dealt with pursuant to this Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case that: (A) any such proposal is not likely to materially prejudice the other party or the Glamis Shareholders, (B) would not impede or materially delay the completion of the transactions contemplated hereby, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 Business Days prior to the Meeting Date and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement, including, without limitation, the Share Exchange Ratio.

Each of Glamis and Goldcorp agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

Glamis, Goldcorp and Goldcorp Subco shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Glamis and Goldcorp shall each use its respective commercially reasonable efforts to communicate any such modifications to the Glamis Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Glamis Shareholders at the Meeting.
Section 7.03 Termination
This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent, duly authorized by the Board of Directors of each of the parties hereto;

(b)	if any of the conditions in sections 5.01, 5.02 or 5.03 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections;

(c)	by Goldcorp and Goldcorp Subco if an Acquisition Proposal in respect of Glamis has been made or proposed and the directors of Glamis: (i) shall have made a Change in Glamis Recommendation, or (ii) except as permitted under subsection 6.01(a)(iii), shall have failed, after being requested by Goldcorp in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Goldcorp, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.01(d) hereof)) in respect of any Acquisition Proposal;

(d)	by Goldcorp and Goldcorp Subco or by Glamis if the Glamis Meeting shall have been held and completed and the Glamis Shareholder Approval shall not have been obtained;

(e)	by either Goldcorp and Goldcorp Subco or Glamis if the Arrangement shall not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the Glamis Meeting has not been held due to the fault of Glamis (the parties acknowledging that Glamis is not at fault in the event that the Glamis Meeting has not been held due to an order of a Governmental Entity), then Glamis shall not be entitled to terminate this Agreement;

(f)	by Goldcorp if the directors of Glamis shall have made a Change in Glamis Recommendation;

(g)	by Glamis if Glamis proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with sections 6.01 and 6.02 hereof, provided that Glamis has paid the Glamis Termination Payment to Goldcorp;

(h)	by Goldcorp or Glamis at any time prior to September 13, 2006, if their confirmatory review results in the discovery of a material fact which has not been disclosed by the other party and which constitutes a Material Adverse Change or which would have a Material Adverse Effect on the other party.
provided that any termination by a party hereto in accordance with paragraphs (b) to (g) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Glamis and Goldcorp contained in Article 6 hereof, including the payment required by section 6.03 hereof, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.
ARTICLE 8
GENERAL
Section 8.01 Notices
          Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.
          The address for service of each of the parties hereto shall be as follows:

(a)	if to Glamis:

5190 Neil Road, Suite 310
Reno, Nevada
89502

Attention: Kevin McArthur, President & CEO
Facsimile: 775.827.5044

with a copy (which shall not constitute notice) to:
Osler, Hoskin & Harcourt LLP
P.O. Box 50
1 First Canadian Place
Toronto, ON M5X 1B8

Attention: Clay Horner
Facsimile: (416) 862-6666

(b)	if to Goldcorp or Goldcorp Subco:

Park Place
Suite 3400-66 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Ian Telfer, President & CEO
Facsimile: 604.696.3001

with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention: Paul Stein
Facsimile: (416) 350-6949
Section 8.02 Remedies
          The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Glamis (if either Goldcorp or Goldcorp Subco is the breaching party) or Goldcorp and Goldcorp Subco (if Glamis is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 6.03 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.
Section 8.03 Expenses
          The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Glamis Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.03 shall survive the termination of this Agreement.
Section 8.04 Time of the Essence
          Time shall be of the essence in this Agreement.
Section 8.05 Entire Agreement
          This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 8.06 Further Assurances
          Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.
Section 8.07 Governing Law
          This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.
Section 8.08 Execution in Counterparts
          This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.
Section 8.09 Waiver
          No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.
Section 8.10 No Personal Liability
(a)	No director or officer of Glamis shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Goldcorp or Goldcorp Subco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Glamis.

(b)	No director or officer of Goldcorp or Goldcorp Subco shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Glamis under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Goldcorp or Goldcorp Subco.

Section 8.11 Enurement and Assignment
          This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.
          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

GOLDCORP INC.

Per:	(Signed) Ian W. Telfer

Name:	Ian W. Telfer
Title:	President and Chief Executive Officer

0756808 B.C. LTD.

Per:	(Signed) Ian W. Telfer

Name:	Ian W. Telfer
Title:	President

GLAMIS GOLD LTD.

Per:	(Signed) Charles A. Jeannes

Name:	Charles A. Jeannes
Title:	Executive Vice President, Administration

(Signed) C. Kevin McArthur

Name:	C. Kevin McArthur
Title:	President and Chief Executive Officer

A-1

SCHEDULE A
PLAN OF ARRANGEMENT
Please see attached.

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE ONE
DEFINITIONS AND INTERPRETATION
Section 1.01 Definitions
          In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“affiliate” shall have the meaning ascribed to such term under the BCBCA but shall not include Goldcorp Subco;

(b)	“Amalgamating Corporations” means Goldcorp Subco and Glamis collectively;

(c)	“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

(d)	“Amalgamation Application” means the Form 13 Amalgamation Application which is required to be filed with the Registrar along with the Final Order and the Plan of Arrangement in order to effect the Amalgamation under the BCBCA;

(e)	“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(f)	“Arrangement Agreement” means the arrangement agreement dated as of August 30, 2006 between Goldcorp, Goldcorp Subco and Glamis, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(g)	“BCBCA” means the Business Corporations Act (British Columbia);

(h)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(i)	“Certificate of Amalgamation” means the certificate giving effect to the Amalgamation issued under the BCBCA;

(j)	“Common Shares” means the common shares in the authorized share structure of the Corporation;

(k)	“Converted Goldcorp Option” shall have the meaning ascribed thereto in subsection 3.01(c) hereof;

(l)	“Corporation” means the company resulting from the Amalgamation;

(m)	“Court” means the Supreme Court of British Columbia;

(n)	“Depositary” means CIBC Mellon Trust Company, being the depositary or any other trust company, bank or financial institution agreed to in writing between Goldcorp and Glamis for the purpose of, among other things, exchanging certificates representing Glamis Common Shares for Goldcorp Common Shares in connection with the Arrangement;

(o)	“Dissenting Shareholders” means the registered holders of Glamis Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures and who are ultimately entitled to be paid fair value for their Glamis Common Shares;

(p)	“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Glamis Common Shares to exercise the right of dissent in respect of such Glamis Common Shares in connection with the Arrangement, as modified by Article 5 hereof, the Interim Order and the Final Order;

(q)	“Effective Date” means the effective date of the Amalgamation set forth in the Certificate of Amalgamation as specified in the Amalgamation Application;

(r)	“Effective Time” means the effective time of the Amalgamation set forth in the Certificate of Amalgamation as specified in the Amalgamation Application;

(s)	“Final Order” means the order of the Court approving the Arrangement, including any amendment thereto, pursuant to section 291 of the BCBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(t)	“Former Glamis Shareholders” means the holders of Glamis Common Shares immediately prior to the Effective Time;

(u)	“Glamis” means Glamis Gold Ltd., a company existing under the BCBCA;

(v)	“Glamis Common Shares” means the issued and outstanding common shares in the authorized share structure of Glamis;

(w)	“Glamis Meeting” means the special meeting of the holders of Glamis Common Shares held to consider and approve, among other things, the Arrangement;

(x)	“Glamis Options” means the outstanding options to purchase Glamis Common Shares issued pursuant to the Glamis Share Option Plan and otherwise; and

(y)	“Glamis Share Option Plan” means the Incentive Share Option Plan of Glamis dated September 30, 1995, as amended.

(z)	“Goldcorp” means Goldcorp Inc., a corporation existing under the Business Corporations Act (Ontario);

(aa)	“Goldcorp Common Shares” means the common shares in the authorized share capital of Goldcorp;

(bb)	“Goldcorp Subco” means 0756808 B.C. Ltd., a wholly-owned subsidiary of Goldcorp existing under the BCBCA;

(cc)	“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(dd)	“Interim Order” means the interim order of the Court, including any amendment thereto, pursuant to section 291 of the BCBCA made in connection with the Arrangement;

(ee)	“Meeting Date” means the date of the Glamis Meeting;

(ff)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(gg)	“Proxy Circular” means the management information circular of Glamis prepared for the Glamis Meeting;

(hh)	“Registrar” means the Registrar of Companies appointed pursuant to section 400 of the BCBCA;

(ii)	“Share Exchange Ratio” shall have the meaning ascribed thereto in section 3.01(b);
In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.
Section 1.02 Interpretation Not Affected by Headings
          The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
Section 1.03 Number, Gender and Persons
          In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
Section 1.04 Date for any Action
          If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.05 Statutory References
          Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
ARTICLE TWO
ARRANGEMENT AGREEMENT
Section 2.01 Arrangement Agreement
          This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.
ARTICLE THREE
ARRANGEMENT
Section 3.01 Arrangement
          At the Effective Time, the following shall occur and be deemed to occur without any further act or formality simultaneously:

(a)	the Amalgamating Corporations shall be amalgamated under Division 5 of Part 9 of the BCBCA and continue as one company on the following terms and otherwise on the terms set out in this Plan of Arrangement and:
(i)	the Corporation has, as its notice of articles, the notice of articles contained in the Amalgamation Application, which shall be in the form set out as Appendix “A” to this Plan of Arrangement;

(ii)	the Corporation has, as its articles, the articles attached to this Plan of Arrangement as Appendix “B”, which shall be signed by one of the directors of the Corporation identified in section 4.05;

(iii)	the Corporation becomes capable immediately of exercising the functions of an incorporated company;

(iv)	the shareholders of the Corporation have the powers and the liability provided in the BCBCA;

(v)	the property, rights and interests of each Amalgamating Corporation continue to be the property, rights and interests of the Corporation (except amounts receivable from the other Amalgamating Corporation or shares of the capital stock of the other Amalgamating Corporation);

(vi)	the Corporation continues to be liable for the liabilities and obligations of each Amalgamating Corporation;

(vii)	an existing cause of action, claim or liability to prosecution is unaffected;

(viii)	a legal proceeding being prosecuted or pending by or against an Amalgamating Corporation may be prosecuted, or its prosecution may be continued, as the case may be, by or against the Corporation; and

(ix)	a conviction against, or a ruling, order or judgement in favour of or against, an Amalgamating Corporation may be enforced by or against the Corporation;
(b)	pursuant to the Amalgamation: (i) all Glamis Common Shares held by Goldcorp or Goldcorp Subco shall be cancelled without any repayment of capital in respect thereof and (ii) each Glamis Common Share held by a Former Glamis Shareholder (other than a Dissenting Shareholder or Goldcorp or Goldcorp Subco) shall be exchanged for Goldcorp Common Shares on the basis of 1.69 Goldcorp Common Shares for each Glamis Common Share (the “Share Exchange Ratio”), subject to section 3.03 and Article 5 hereof, and shall be cancelled without any repayment of capital in respect thereof;

(c)	immediately upon the Amalgamation as set forth in subsection 3.01(b) hereof, each Glamis Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option exercisable (a “Converted Goldcorp Option”) to acquire (on the same terms and conditions as were applicable to such Glamis Option pursuant to the relevant Glamis Option Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time and, in particular, but without limitation, any options that are deemed to vest at the Effective Time in accordance with the Glamis Option Plan or such agreement shall be converted into a fully vested Converted Goldcorp Option) the number (rounded down to the nearest whole number) of Goldcorp Common Shares determined by multiplying: (A) the number of Glamis Common Shares subject to such Glamis Option immediately prior to the Effective Time and (B) the Share Exchange Ratio. The exercise price per Goldcorp Common Share subject to any such Converted Goldcorp Option will be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Glamis Common Share subject to such Glamis Option immediately prior to the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the In the Money Amount of the Converted Goldcorp Option immediately after the exchange is equal to the In the Money Amount of the exchanged Glamis Option immediately before the exchange; and

(d)	immediately upon the Amalgamation as set forth in subsection 3.01(b) hereof, each common share of Goldcorp Subco shall be exchanged for one Common Share.
Section 3.02 Post-Effective Time Procedures
(a)	On or promptly after the Effective Date, Goldcorp shall deliver or arrange to be delivered to the Depositary certificates representing the Goldcorp Common Shares required to be issued to Former Glamis Shareholders in accordance with the provisions of section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Glamis Shareholders for distribution to such Former Glamis Shareholders in accordance with the provisions of Article 6 hereof.

(b)	Subject to the provisions of Article 6 hereof, Former Glamis Shareholders shall be entitled to receive delivery of the certificates representing the Goldcorp Common Shares to which they are entitled pursuant to subsection 3.01(b) hereof.

(c)	Goldcorp and its affiliates shall be entitled to receive delivery of the certificates representing the Common Shares to which they are entitled pursuant to subsection 3.01(d) hereof.
Section 3.03 No Fractional Goldcorp Common Shares
          No fractional Goldcorp Common Shares shall be issued to Former Glamis Shareholders. Any fractional number of Goldcorp Common Shares shall be rounded up or down to the nearest whole number.
ARTICLE FOUR
THE CORPORATION
Section 4.01 Name
          The name of the Corporation shall be • or such other number company name as may be assigned to the Corporation by the Registrar.
Section 4.02 Registered Office
          The registered and records office of the Corporation shall be Park Place Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada.
Section 4.03 Authorized Share Structure
          The authorized share structure of the Corporation shall consist of an unlimited number of common shares (being the Common Shares).
Section 4.04 Stated Capital
          The Corporation shall add to the capital account maintained by the Corporation for the Common Shares an amount equal to the aggregate of the amount of the capital account maintained by Goldcorp Subco in respect of the common shares of Goldcorp Subco immediately prior to the Amalgamation and the amount of the capital account maintained by Glamis in respect of the Glamis Common Shares immediately prior to the Amalgamation (after adjusting for the Glamis Common Shares held by Dissenting Shareholders).

Section 4.05 Directors
          The number of directors on the board of directors of the Corporation shall until otherwise changed in accordance with the BCBCA and the articles of the Corporation, be set at two. The initial directors of the Corporation immediately following the Amalgamation shall be the persons whose names and delivery and mailing addresses appear below:

Name	Delivery and Mailing Address
Ian Telfer	Goldcorp Inc., Park Place Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8

Lindsay Hall	Goldcorp Inc., Park Place Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8
The initial directors shall hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.
ARTICLE FIVE
DISSENT PROCEDURES
Section 5.01 Dissent Procedures
          Holders of Glamis Common Shares may exercise Dissent Procedures with respect to Glamis Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA must be received by Glamis not later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Glamis Meeting and provided further that holders who exercise such rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for their Glamis Common Shares, which fair value, notwithstanding anything to the contrary contained in Division 2 of Part 8 of the BCBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be paid an amount equal to such fair value by the Corporation; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Glamis Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Glamis Common Shares and shall be entitled to receive only the consideration contemplated in subsection 3.01(b) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Goldcorp, Goldcorp Subco, Glamis or any other person be required to recognize Dissenting Shareholders as holders of Glamis Common Shares after the time that is immediately prior to the Amalgamation, and the names of such Dissenting Shareholders shall be deleted from the central securities register as holders of Glamis Common Shares at the time that is immediately prior to the Amalgamation.
Section 5.02 Effect on Glamis Common Shares
     Immediately prior to the Amalgamation, each Glamis Common Share in respect of which Dissent Procedures have been exercised and in respect of which subsection 5.01(a) applies shall be cancelled with the Corporation being obliged to pay therefore the amount determined to be payable as set forth in Section 5.01 above.

ARTICLE SIX
DELIVERY OF GOLDCORP COMMON SHARES
Section 6.01 Delivery of Goldcorp Common Shares
(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more outstanding Glamis Common Shares that were exchanged for Goldcorp Common Shares in accordance with section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Glamis Common Shares formerly represented by such certificate under the BCBCA and the articles of Glamis and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Goldcorp Common Shares that such holder is entitled to receive in accordance with section 3.02 hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Glamis Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Goldcorp Common Shares that the holder of such certificate is entitled to receive in accordance with section 6.01(a) hereof.
Section 6.02 Lost Certificates
          In the event that any certificate that immediately prior to the Effective Time represented one or more outstanding Glamis Common Shares that were exchanged for Goldcorp Common Shares in accordance with section 3.01 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Goldcorp Common Shares that such holder is entitled to receive in accordance with section 3.02 hereof. When authorizing such delivery of a certificate representing the Goldcorp Common Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Goldcorp Common Shares is to be delivered shall, as a condition precedent to the delivery of such Goldcorp Common Shares, give a bond satisfactory to Goldcorp and the Depositary in such amount as Goldcorp and the Depositary may direct, or otherwise indemnify Goldcorp, Goldcorp Subco and the Depositary in a manner satisfactory to Goldcorp and the Depositary, against any claim that may be made against Goldcorp, Goldcorp Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Corporation.
Section 6.03 Distributions with Respect to Unsurrendered Certificates
          No dividend or other distribution declared or made after the Effective Time with respect to Goldcorp Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Glamis Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 6.01 or section 6.02 hereof. Subject to applicable law and to section 6.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Goldcorp Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Goldcorp Common Shares.
Section 6.04 Withholding Rights
          Goldcorp, Goldcorp Subco and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Glamis Shareholder such amounts as Goldcorp, Goldcorp Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Glamis Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
Section 6.05 Limitation and Proscription
          To the extent that a Former Glamis Shareholder shall not have complied with the provisions of section 6.01 or section 6.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Goldcorp Common Shares that such Former Glamis Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Goldcorp Common Shares shall be delivered to Goldcorp by the Depositary for cancellation and shall be cancelled by Goldcorp, and the interest of the Former Glamis Shareholder in such Goldcorp Common Shares shall be terminated as of such final proscription date.
ARTICLE SEVEN
AMENDMENTS
Section 7.01 Amendments to Plan of Arrangement
(a)	Goldcorp and Glamis reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Goldcorp and Glamis, (iii) filed with the Court and, if made following the Glamis Meeting, approved by the Court, and (iv) communicated to Former Glamis Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Glamis at any time prior to the Glamis Meeting provided that Goldcorp shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Glamis Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Glamis Meeting shall be effective only if (i) it is consented to in writing by each of Goldcorp and Glamis, and (ii) if required by the Court, it is consented to by holders of the Glamis Common Shares voting in the manner directed by the Court.

Appendix “A”
Amalgamation Application

Ministry of Finance Corporate and Personal Property Registries	AMALGAMATION APPLICATION FORM 13 —BC COMPANY Section 275 Business Corporations Act

www.fin.gov.bc.ca/registries
Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the Business Corporations Act requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal Information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A NAME OF COMPANY — Choose one of the following:
☑	The name [*] is the name reserved for the amalgamated company. The name reservation number is: [*], OR

☐	The company is to be amalgamated with a name created by adding “B.C. Ltd.” after the incorporation number, OR

☐	The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies.
The name of the amalgamating company being adopted is:

The incorporation number of that company is:
Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.

B AMALGAMATION STATEMENT — Please indicate the statement applicable to this amalgamation.
☑	With Court Approval:

This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

☐	Without Court Approval:

This amalgamation has been effected without court approval. A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company’s records office.

C AMALGAMATION EFFECTIVE DATE — Choose one of the following:
☐	The amalgamation is to take effect at the time that this application is filed with the registrar.

☐	The amalgamation is to take effect at 12:01 a.m. Pacific Time on YYYY / MM / DD being a date that is not more than ten days after the date of the filing of this application.

☑	The amalgamation is to take effect at ☐ a.m. or ☐ p.m. Pacific Time on YYYY / MM / DD being a date and time that is not more than ten days after the date of the filing of this application.

FORM 13/WEB Rev. 2005 / 3 / 4	Page 1

D AMALGAMATING CORPORATIONS
Enter the name of each amalgamating corporation below. For each company, enter the incorporation number. If the amalgamating corporation is a foreign corporation, enter the foreign corporation’s jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company’s registration number. Attach an additional sheet if more space is required.

	BC INCORPORATION NUMBER, OR	FOREIGN
	EXTRAPROVINCIAL REGISTRATION	CORPORATION’S
NAME OF AMALGAMATING CORPORATION	NUMBER IN BC	JURISDICTION

1. Glamis Gold Ltd.	[*]

2. 0756808 B.C. Ltd.	[*]

3.

4.

5.

E FORMALITIES TO AMALGAMATION
If any amalgamating corporation is a foreign corporation, section 275 (1)(b) requires an authorization for the amalgamation from the foreign corporation’s jurisdiction to be filed.
☐	This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.

F CERTIFIED CORRECT -I have read this form and found it to be correct.
This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item D.

	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

1.	[*]
X

	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

2.	[*]
X

	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

3.
X

	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

4.
X

	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

5.
X

FORM 13/WEB Rev. 2005 / 3 / 4	Page 2

NOTICE OF ARTICLES

A NAME OF COMPANY
Set out the name of the company as set out in Item A of the Amalgamation Application.
[*]

B TRANSLATION OF COMPANY NAME
Set out every translation of the company name that the company intends to use outside of Canada.

C DIRECTOR NAME(S) AND ADDRESS(ES)
Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME		MIDDLE NAME

Telfer	Ian		[*]

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

[*]		[*]	[*]	[*]

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

[*]		[*]	[*]	[*]

LAST NAME	FIRST NAME		MIDDLE NAME

Hall	Lindsay		[*]

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

[*]		[*]	[*]	[*]

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

[*]		[*]	[*]	[*]

LAST NAME	FIRST NAME		MIDDLE NAME

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

LAST NAME	FIRST NAME		MIDDLE NAME

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

FORM 13/WEB Rev. 2005 / 3 / 4	NOA Page 1

D    REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE	PROVINCE	POSTAL CODE
Suite 3400 — 666 Burrard Street, Vancouver	BC	V6C 2X8

MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE	PROVINCE	POSTAL CODE
Suite 3400 — 666 Burrard Street, Vancouver	BC	V6C 2X8

E    RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE	PROVINCE	POSTAL CODE
Suite 3400 — 666 Burrard Street, Vancouver	BC	V6C 2X8

MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE	PROVINCE	POSTAL CODE
Suite 3400 — 666 Burrard Street, Vancouver	BC	V6C 2X8

F    AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this					Are there special rights
	class or series of shares that the company					or restrictions attached
	is authorized to issue, or indicate there is		Kind of shares of this class			to the shares of this class or
	no maximum number.		or series of shares.			series of shares?
	THERE IS NO	MAXIMUM NUMBER	WITHOUT	WITH A PAR
Identifying name of class	MAXIMUM	OF SHARES	PAR VALUE	VALUE OF	Type of	YES	NO
or series of shares	(✓)	AUTHORIZED	(✓)	($)	currency	(✓)	(✓)
Common shares	✓		✓				✓

FORM 13/WEB Rev. 2005 / 3 / 4	NOA Page 2

Appendix “B”
Article of the Corporation

◆
(the “Company”)
     The Company has as its articles the following articles.

Full name and signature of ◆ each incorporator	Date of signing

Incorporation number:
◆
(the “Company”)
ARTICLES

1.	INTERPRETATION	1
2.	SHARES AND SHARE CERTIFICATES	1
3.	ISSUE OF SHARES	2
4.	SHARE REGISTERS	3
5.	SHARE TRANSFERS	3
6.	TRANSMISSION OF SHARES	4
7.	PURCHASE OF SHARES	5
8.	BORROWING POWERS	5
9.	ALTERATIONS	6
10.	MEETINGS OF SHAREHOLDERS	7
11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	8
12.	VOTES OF SHAREHOLDERS	11
13.	DIRECTORS	15
14.	ELECTION AND REMOVAL OF DIRECTORS	16
15.	ALTERNATE DIRECTORS	18
16.	POWERS AND DUTIES OF DIRECTORS	19
17.	DISCLOSURE OF INTEREST OF DIRECTORS	20
18.	PROCEEDINGS OF DIRECTORS	21
19.	EXECUTIVE AND OTHER COMMITTEES	23
20.	OFFICERS	24
21.	INDEMNIFICATION	25
22.	DIVIDENDS	26
23.	DOCUMENTS, RECORDS AND REPORTS	27
24.	NOTICES	27
25.	SEAL	29
26.	PROHIBITIONS	29

1. INTERPRETATION
1.1 Definitions
In these Articles, unless the context otherwise requires:
(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	“legal personal representative” means the personal or other legal representative of the shareholder;

(4)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(5)	“seal” means the seal of the Company, if any.
1.2 Business Corporations Act and Interpretation Act Definitions Applicable
The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.
2. SHARES AND SHARE CERTIFICATES
2.1 Authorized Share Structure
The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.
2.2 Form of Share Certificate
Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.
2.3 Shareholder Entitled to Certificate or Acknowledgement
Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.
2.4 Delivery by Mail
Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.
2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement
If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:
(1)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgement, as the case may be.
2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement
If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:
(1)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.
2.7 Splitting Share Certificates
If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.
2.8 Certificate Fee
There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.
2.9 Recognition of Trusts
Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.
3. ISSUE OF SHARES
3.1 Directors Authorized
Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts
The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.
3.3 Brokerage
The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.
3.4 Conditions of Issue
Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:
(1)	consideration is provided to the Company for the issue of the share by one or more of the following:
(a)	past services performed for the Company;

(b)	property;

(c)	money; and
(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.
3.5 Share Purchase Warrants and Rights
Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.
4. SHARE REGISTERS
4.1 Central Securities Register
As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.
4.2 Closing Register
The Company must not at any time close its central securities register.
5. SHARE TRANSFERS
5.1 Registering Transfers
A transfer of a share of the Company must not be registered unless:

(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)	if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.
5.2 Form of Instrument of Transfer
The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.
5.3 Transferor Remains Shareholder
Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.
5.4 Signing of Instrument of Transfer
If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:
(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.
5.5 Enquiry as to Title Not Required
Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.
5.6 Transfer Fee
There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.
6. TRANSMISSION OF SHARES
6.1 Legal Personal Representative Recognized on Death
In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.
6.2 Rights of Legal Personal Representative
The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.
7. PURCHASE OF SHARES
7.1 Company Authorized to Purchase Shares
Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.
7.2 Purchase When Insolvent
The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:
(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.
7.3 Sale and Voting of Purchased Shares
If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:
(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.
8. BORROWING POWERS
The Company, if authorized by the directors, may:
(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS
9.1 Alteration of Authorized Share Structure
Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:
(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:
(a)	decrease the par value of those shares; or

(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.
9.2 Special Rights and Restrictions
Subject to the Business Corporations Act, the Company may by special resolution:
(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.
9.3 Change of Name
The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.
9.4 Other Alterations
If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS
10.1 Annual General Meetings
Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.
10.2 Resolution Instead of Annual General Meeting
If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.
10.3 Calling of Meetings of Shareholders
The directors may, whenever they think fit, call a meeting of shareholders.
10.4 Notice for Meetings of Shareholders
The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:
(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.
10.5 Record Date for Notice
The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:
(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.
If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.
10.6 Record Date for Voting
The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice
The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.
10.8 Notice of Special Business at Meetings of Shareholders
If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:
(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.
11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
11.1 Special Business
At a meeting of shareholders, the following business is special business:
(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:
(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority
The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.
11.3 Quorum
Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.
11.4 One Shareholder May Constitute Quorum
If there is only one shareholder entitled to vote at a meeting of shareholders:
(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.
11.5 Other Persons May Attend
The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.
11.6 Requirement of Quorum
No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.
11.7 Lack of Quorum
If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:
(1)	in the case of a general meeting. requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.
11.8 Lack of Quorum at Succeeding Meeting
If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.
11.9 Chair
The following individual is entitled to preside as chair at a meeting of shareholders:
(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair
If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.
11.11 Adjournments
The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
11.12 Notice of Adjourned Meeting
It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.
11.13 Decisions by Show of Hands or Poll
Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.
11.14 Declaration of Result
The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.
11.15 Motion Need Not be Seconded
No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.
11.16 Casting Vote
In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.
11.17 Manner of Taking Poll
Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:
(1)	the poll must be taken:
(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;
(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.
11.18 Demand for Poll on Adjournment
A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.
11.19 Chair Must Resolve Dispute
In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.
11.20 Casting of Votes
On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.
11.21 Demand for Poll
No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.
11.22 Demand for Poll Not to Prevent Continuance of Meeting
The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.
11.23 Retention of Ballots and Proxies
The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.
12. VOTES OF SHAREHOLDERS
12.1 Number of Votes by Shareholder or by Shares
Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:
(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity
A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.
12.3 Votes by Joint Holders
If there are joint shareholders registered in respect of any share:
(1)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.
12.4 Legal Personal Representatives as Joint Shareholders
Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.
12.5 Representative of a Corporate Shareholder
If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:
(1)	for that purpose, the instrument appointing a representative must:
(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;
(2)	if a representative is appointed under this Article 12.5:
(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.
Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies
Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.
12.7 Appointment of Proxy Holders
Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.
12.8 Alternate Proxy Holders
A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.
12.9 When Proxy Holder Need Not Be Shareholder
A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:
(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.
12.10 Deposit of Proxy
A proxy for a meeting of shareholders must:
(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.
A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.
12.11 Validity of Proxy Vote
A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	by the chair of the meeting, before the vote is taken.
12.12 Form of Proxy
A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:
[name of company]
(the “Company”)
The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder): .

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder- printed]
12.13 Revocation of Proxy
Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:
(1)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	provided, at the meeting, to the chair of the meeting.
12.14 Revocation of Proxy Must Be Signed
An instrument referred to in Article 12.13 must be signed as follows:
(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.
12.15 Production of Evidence of Authority to Vote
The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS
13.1 First Directors; Number of Directors
The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:
(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:
(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;
(3)	if the Company is not a public company, the most recently set of:
(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.
13.2 Change in Number of Directors
If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):
(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.
13.3 Directors’ Acts Valid Despite Vacancy
An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.
13.4 Qualifications of Directors
A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.
13.5 Remuneration of Directors
The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors
The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.
13.7 Special Remuneration for Directors
If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.
13.8 Gratuity, Pension or Allowance on Retirement of Director
Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
14. ELECTION AND REMOVAL OF DIRECTORS
14.1 Election at Annual General Meeting
At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:
(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.
14.2 Consent to be a Director
No election, appointment or designation of an individual as a director is valid unless:
(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.
14.3 Failure to Elect or Appoint Directors
If:
(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;
then each director then in office continues to hold office until the earlier of:
(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.
14.4 Places of Retiring Directors Not Filled
If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.
14.5 Directors May Fill Casual Vacancies,
Any casual vacancy occurring in the board of directors may be filled by the directors.
14.6 Remaining Directors Power to Act
The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.
14.7 Shareholders May Fill Vacancies
If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.
14.8 Additional Directors
Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:
(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.
Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.
14.9 Ceasing to be a Director
A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.
14.10 Removal of Director by Shareholders
The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.
14.11 Removal of Director by Directors
The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.
15. ALTERNATE DIRECTORS
15.1 Appointment of Alternate Director
Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.
15.2 Notice of Meetings
Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.
15.3 Alternate for More Than One Director Attending Meetings
A person may be appointed as an alternate director by more than one director, and an alternate director:
(1)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)	will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)	has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.
15.4 Consent Resolutions
Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.
15.5 Alternate Director Not an Agent
Every alternate director is deemed not to be the agent of his or her appointor.
15.6 Revocation of Appointment of Alternate Director
An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.
15.7 Ceasing to be an Alternate Director
The appointment of an alternate director ceases when:
(1)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director; or

(5)	his or her appointor revokes the appointment of the alternate director.
15.8 Remuneration and Expenses of Alternate Director
The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.
16. POWERS AND DUTIES OF DIRECTORS
16.1 Powers of Management
The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.
16.2 Appointment of Attorney of Company
The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends)

and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.
17. DISCLOSURE OF INTEREST OF DIRECTORS
17.1 Obligation to Account for Profits
A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.
17.2 Restrictions on Voting by Reason of Interest
A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.
17.3 Interested Director Counted in Quorum
A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.
17.4 Disclosure of Conflict of Interest or Property
A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.
17.5 Director Holding Other Office in the Company
A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.
17.6 No Disqualification
No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.
17.7 Professional Services by Director or Officer
Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations
A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.
18. PROCEEDINGS OF DIRECTORS
18.1 Meetings of Directors
The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.
18.2 Voting at Meetings
Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.
18.3 Chair of Meetings
The following individual is entitled to preside as chair at a meeting of directors:
(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:
(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.
18.4 Meetings by Telephone or Other Communications Medium
A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.
18.5 Calling of Meetings
A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings
Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.
18.7 When Notice Not Required
It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:
(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.
18.8 Meeting Valid Despite Failure to Give Notice
The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.
18.9 Waiver of Notice of Meetings
Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.
18.10 Quorum
The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.
18.11 Validity of Acts Where Appointment Defective
Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.
18.12 Consent Resolutions in Writing
A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES
19.1 Appointment and Powers of Executive Committee
The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:
(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.
19.2 Appointment and Powers of Other Committees
The directors may, by resolution:
(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:
(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and
(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.
19.3 Obligations of Committees
Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:
(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.
19.4 Powers of Board
The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:
(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.
19.5 Committee Meetings
Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:
(1)	the committee may meet and adjourn as it thinks proper;

(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.
20. OFFICERS
20.1 Directors May Appoint Officers
The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.
20.2 Functions, Duties and Powers of Officers
The directors may, for each officer:
(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.
20.3 Qualifications
No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.
20.4 Remuneration and Terms of Appointment
All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION
21.1 Definitions
In this Article 21:
(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:
(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;
(3)	“expenses” has the meaning set out in the Business Corporations Act.
21.2 Mandatory Indemnification of Directors and Former Directors
Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.
21.3 Indemnification of Other Persons
Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.
21.4 Non-Compliance with Business Corporations Act
The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.
21.5 Company May Purchase Insurance
The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:
(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.
22. DIVIDENDS
22.1 Payment of Dividends Subject to Special Rights
The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.
22.2 Declaration of Dividends
Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.
22.3 No Notice Required
The directors need not give notice to any shareholder of any declaration under Article 22.2.
22.4 Record Date
The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.
22.5 Manner of Paying Dividend
A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.
22.6 Settlement of Difficulties
If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:
(1)	set the value for distribution of specific assets;

(2)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.
22.7 When Dividend Payable
Any dividend may be made payable on such date as is fixed by the directors.
22.8 Dividends to be Paid in Accordance with Number of Shares
All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders
If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.
22.10 Dividend Bears No Interest
No dividend bears interest against the Company.
22.11 Fractional Dividends
If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.
22.12 Payment of Dividends
Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.
22.13 Capitalization of Surplus
Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.
23. DOCUMENTS, RECORDS AND REPORTS
23.1 Recording of Financial Affairs
The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.
23.2 Inspection of Accounting Records
Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.
24. NOTICES
24.1 Method of Giving Notice
Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:
(1)	mail addressed to the person at the applicable address for that person as follows:
(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;
(2)	delivery at the applicable address for that person as follows, addressed to the person:
(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;
(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient.
24.2 Deemed Receipt of Mailing
A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.
24.3 Certificate of Sending
A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.
24.4 Notice to Joint Shareholders
A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.
24.5 Notice to Trustees
A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:
(1)	mailing the record, addressed to them:
(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.
25. SEAL
25.1 Who May Attest Seal
Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:
(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.
25.2 Sealing Copies
For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.
25.3 Mechanical Reproduction of Seal
The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.
26. PROHIBITIONS
26.1 Definitions
In this Article 26:
(1)	“designated security” means:
(a)	a voting security of the Company;

(b)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);
(2)	“security” has the meaning assigned in the Securities Act (British Columbia);

(3)	“voting security” means a security of the Company that:
(a)	is not a debt security, and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.
26.2 Application
Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.
26.3 Consent Required for Transfer of Shares or Designated Securities
No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

B-1

SCHEDULE B
DESCRIPTION OF GLAMIS SUBSIDIARIES
Please see attached.

Glamis Gold Ltd. Organizational Chart

C-1

SCHEDULE C
DESCRIPTION OF GLAMIS SIGNIFICANT INTEREST COMPANIES
As of the date of the Arrangement Agreement to which this Schedule C is attached, the following are the Glamis Significant Interest Companies:

Company	Jurisdiction	Percentage (%)
Minera Tama S.A. de C.V. (and its wholly-owned subsidiary Minas de San Nicolas S.A. de C.V.)	Mexico	35

D-1

SCHEDULE D
SUPPORT AGREEMENT
Please see attached.

Execution Copy
FRANCIS DALE CORMAN
- and -
JOSEPH LEE DANNI
- and -
ANDREW IAN STEWART DAVIDSON
- and -
JEAN DEPATIE
- and -
CHARLES A. JEANNES
- and -
C. KEVIN McARTHUR
- and -
RANDY P. REIFEL
- and -
CHARLES JOSEPH RONKOS
- and -
A. DAN ROVIG
- and –

CHERYL A. SEDESTROM
- and -
JAMES S. VOORHEES
- and –
KENNETH FRANK WILLIAMSON
- and -
GOLDCORP INC.

SUPPORT AGREEMENT

August 30, 2006

TABLE OF CONTENTS
(continued)

SUPPORT AGREEMENT
     THIS AGREEMENT made this 30th day of August, 2006.
BETWEEN:
Each of the individuals named as Management Parties and listed on Schedule B hereto (collectively, the “Management Parties” and individually a “Management Party”)
- and -
GOLDCORP INC., a corporation existing under the laws of the Province of Ontario (“Goldcorp”)

WHEREAS:

A.	Goldcorp, Glamis Gold Ltd. (“Glamis”) and 0756808 B.C. Ltd. (“Goldcorp Subco”) are concurrently entering into an arrangement agreement (the “Arrangement Agreement”) dated as of the date of this Agreement pursuant to which Glamis is prepared, subject to the satisfaction of certain conditions, to complete a business combination pursuant to which the holders of Glamis Common Shares shall become holders of Goldcorp Common Shares on the basis that they will receive 1.69 of a Goldcorp Common Share for each one Glamis Common Share (the “Business Combination”).

B.	It is one of the conditions to Goldcorp completing the Business Combination that the Management Parties enter into this Agreement with respect to, among other things, the voting by each Management Party (as applicable) in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it, in either case over all Voting Securities (as defined below) directly or indirectly beneficially owned by such Management Party, or over which control and or direction is now or hereafter exercised by it, including all Glamis Common Shares issuable upon the exercise of Glamis Options held or controlled by it including as set forth beside its name in Schedule B, in order that all Voting Securities are voted in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it at any Glamis Meeting held to approve the Business Combination in accordance with the terms hereof.
     NOW THEREFORE in consideration of the premises, the covenants hereinafter contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION
1.1 Definitions
     Capitalized terms used herein and not otherwise defined shall have the meaning given in the Arrangement Agreement. As used in this Agreement, the following terms, unless there is something in the context or subject matter inconsistent therewith, have the following meanings assigned to them:
(a)	“Act” means the Securities Act (Ontario), as the same may be amended from time to time, superseded or replaced;

(b)	“Affiliate” has the meaning given to such term in the Act;

(c)	“Agreement” means this agreement among the Parties hereto together with any and all schedules hereto, as the same may be amended, from time to time, and the expressions “herein”, “hereof”, “hereto” “above”, “below” and similar expressions refer to this Agreement and, where applicable, to the appropriate schedule or schedules hereto;

(d)	“Arrangement Agreement” has the meaning given thereto in recital A;

(e)	“Associate” has the meaning given to such term in the Act;

(f)	“beneficially owned” or “beneficial ownership” with respect to any securities means having beneficial ownership of such securities (as determined pursuant to Part XX of the Act, disregarding the phrases “within sixty days following such date” and “within such sixty days” in subsection 90(1) of the Act and subsections 1(5) and 1(6) of the Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing;

(g)	“Business Combination” has the meaning ascribed thereto in recital A;

(h)	“Corman” has the meaning ascribed thereto in Section 3.1(c);

(i)	“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Glamis to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Glamis;

(j)	“encumbrance” means any security interest in the nature of a mortgage, lien, charge, hypothec, assignment, pledge or other encumbrance or adverse claim of any nature whatsoever;

(k)	“including” and “includes” shall be deemed to be followed by the statement “without limitation” and neither of such terms shall be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it;

(l)	“Management Parties” and “Management Party” have the meaning ascribed to such terms in the recitals hereof;

(m)	“Owned Securities” means Glamis Common Shares and other securities of Glamis, including Glamis Options, that are directly or indirectly beneficially owned by a Party hereto or over which control or direction is exercised by such Party, which as at the date hereof are more particularly set forth in Schedule B, and includes any Glamis Common Shares and other securities of Glamis acquired after the date hereof. For greater certainty, a Party shall not have control or direction over securities solely because the Party has been appointed as a proxy by some other Person for the purpose of voting Glamis Common Shares at a meeting of shareholders of Glamis;

(n)	“Party” means a party to this Agreement and “Parties” means all parties to this Agreement;

(o)	“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity recognized by law;

(p)	“Reifel” has the meaning ascribed thereto in Section 3.1(c);

(q)	“Securities Legislation” means the Act and the equivalent Laws in the other provinces and territories of Canada and the equivalent state and federal Laws in the United States;

(r)	“Transfer” means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the beneficial ownership thereof, the offer to make such a sale, transfer or other disposition and any option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; and

(s)	“Voting Securities” has the meaning ascribed thereto in Section 3.2.

1.2	Number and Gender
     Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	Interpretation not Affected by Headings
     The division of this Agreement into Articles, Sections, subsections, clauses, subclauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.4	Currency
     All statements of or references to dollar amounts in this Agreement are, unless otherwise specified, to lawful money of Canada.
1.5	Recitals and Schedules
     The recitals and each of the Schedules annexed hereto form part of this Agreement.
ARTICLE 2
THE BUSINESS COMBINATION
2.1	Agreement Regarding Business Combination
     Subject to the terms and conditions of the Arrangement Agreement, Goldcorp shall co-operate with Glamis to effect the Business Combination and holders of outstanding Glamis Common Shares, Glamis Restricted Shares and Glamis Options shall be entitled to receive Goldcorp Common Shares as contemplated in the Arrangement Agreement.
ARTICLE 3
AGREEMENTS REGARDING TRANSFER AND VOTING
3.1	Agreement not to Dispose prior to Business Combination
(a)	Each Management Party unconditionally and irrevocably agrees, severally and not jointly or jointly and severally, that from and after the date hereof, except as contemplated by this Agreement (including pursuant to Section 3.1(c) below), such Party will not Transfer or agree to Transfer any Owned Securities (other than an exercise, conversion or exchange of any Glamis Options or Glamis SARs in accordance with their terms which, for greater certainty, will be subject to this Agreement upon their conversion, exchange or exercise in or for Glamis Common Shares) other than with Goldcorp’s prior written consent, acting reasonably, or vote in any manner any such Owned Securities in respect of the Business Combination other than pursuant to this Agreement. If any Transfer is consented to by Goldcorp, it shall be a condition precedent to such Transfer that the transferee agree to be bound by the terms of this Agreement to the same extent as the transferring Management Party is bound. Each Management Party agrees that any Glamis Common Shares and Glamis Options acquired by him or her, or over which beneficial ownership and/or direction or control is directly or indirectly exercised, shall be subject to the provisions of this Agreement.

(b)	Each Management Party unconditionally and irrevocably agrees, severally and not jointly or jointly and severally, that from and after the date hereof, except as contemplated by this Agreement, such Party will not grant any proxy or power-of-attorney whatsoever with respect to any Owned Securities.

(c)	Notwithstanding the foregoing or anything to the contrary in this Agreement, if either Francis Dale Corman (“Corman”) or Randy P. Reifel (“Reifel”) wishes to sell any Owned Securities that are directly or indirectly beneficially owned by them or over which control or direction is exercised by them, they each shall be permitted to do so provided that: (i) the number of any Owned Securities sold by them shall not exceed 5% of the total number of Owned Securities that are directly or indirectly beneficially owned by them or over which they exercise control or direction and (ii) Goldcorp shall have given its prior consent, not to be unreasonably withheld, provided that Goldcorp shall be entitled to direct each of Corman or Reifel to sell the Owned Securities through either one or more of the following brokers: (i) Merrill Lynch & Co. or its affiliates or (ii) Orion Securities Inc. or its affiliates.
3.2	Voting in respect of Business Combination
(a)	Each Management Party unconditionally and irrevocably agrees that from and after the date hereof until this Agreement is terminated pursuant to section 6.1 hereof, (i) at such time or times as Glamis conducts a Glamis Meeting or otherwise seeks approval of its shareholders for the purpose of approving the Business Combination, such Management Party will vote (or grant a proxy in form satisfactory to Goldcorp as contemplated by section 3.3 hereof) all Owned Securities over which such Management Party has voting power and which are entitled to be voted at such meeting (“Voting Securities”) in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it, and (ii) such Management Party will at any meeting of shareholders vote all of such Management Party’s Voting Securities against, and such Party will not vote in favour of and will vote against any Acquisition Proposal or any action that would delay, prevent or frustrate the Business Combination. Without limiting the foregoing, it is understood that the obligations under clause (i) and (ii) above shall remain applicable in respect of each meeting of shareholders of Glamis duly called for the purpose of approving the Business Combination or an Acquisition Proposal and/or any matter that could reasonably be expected to facilitate either one regardless of the position of the board of directors of Glamis as to the Business Combination or an Acquisition Proposal at the time of such meeting.
3.3	Voting
(a)	Each of the Management Parties severally and irrevocably covenants and agrees in favour of Goldcorp to vote or to cause to be voted its Voting Securities in favour of the Business Combination at the Glamis Meeting, including in connection with any separate vote of any separate class of securityholders that may be required to be taken and of which class such Management Party forms a part. Each of the Management Parties severally and irrevocably covenants and agrees in favour of Goldcorp that unless this Agreement is terminated in accordance with its terms:
(i)	no later than five days prior to the date of the Glamis Meeting, it shall deliver or cause to be delivered (including by instructing the participant in the book entry system operated by The Canadian Depository for Securities Limited or The Depositary Trust Company through which it holds its Voting Securities to arrange for such delivery) to Glamis, with a copy to Goldcorp concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Business Combination and, if necessary, to vote against any Acquisition Proposal;

(ii)	such proxy or proxies shall name such individuals as may be designated by Goldcorp; and

(iii)	such proxy or proxies will not be revoked without the written consent of Goldcorp.
(b)	Each of the Management Parties covenants that it will not exercise any rights of dissent provided under the Plan of Arrangement, any applicable laws or otherwise in connection with the approval of the Business Combination or any other corporate transactions considered at the Glamis Meeting.

(c)	Each Management Party represents and warrants to Goldcorp that any proxies dated prior to the date of this Agreement given in respect of such party’s Voting Securities are not irrevocable, and hereby revokes any and all such proxies still in effect.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1	Representations and Warranties of Management Parties
     Each Management Party, severally and not jointly, makes the representations and warranties to Goldcorp set forth in Schedule A. Each Management Party acknowledges that Goldcorp is relying on such representations and warranties in entering into this Agreement and for Goldcorp to enter into the Arrangement Agreement.
4.2	Goldcorp’s Representations and Warranties
     Goldcorp represents and warrants to the Management Parties that:
(a)	Goldcorp is a corporation duly incorporated, organized and validly subsisting under the laws of the Province of Ontario; and

(b)	Goldcorp has good and sufficient power, authority and right to enter into and deliver this Agreement and that this Agreement has been duly executed and delivered by Goldcorp and is a legal, valid and binding obligation enforceable against it in accordance with the terms hereof.
4.3	Survival
     The representations and warranties of the Management Parties and of Goldcorp set out in Sections 4.1 and 4.2 shall survive and shall continue in full force and effect for the benefit of the Management Parties and Goldcorp, respectively, until the earlier to occur of (i) the completion of the Business Combination; and (ii) the termination of this Agreement.
ARTICLE 5
COVENANTS OF MANAGEMENT PARTIES
5.1	Covenants of Management Parties regarding Business Combination
     In consideration of Goldcorp entering into the Arrangement Agreement and this Agreement, each Management Party agrees, in its capacity as a shareholder from Glamis, from and after the date hereof until the termination of this Agreement:
(a)	not to exercise any rights of dissent that may be available to it under applicable Law in connection with the Business Combination;

(b)	to forthwith notify Goldcorp in writing upon the acquisition of any additional Glamis Common Shares or Glamis Options other than the conversion, exchange or exercise of such Glamis Options;

(c)	to take all reasonable action necessary to (i) permit (a) such Party’s Owned Securities to be acquired pursuant to the Business Combination and (b) the voting of such Party’s Voting Securities in accordance with the terms of this Agreement and (ii) prevent such Party’s Owned Securities from becoming subject to any encumbrance; and

(d)	that it will promptly notify Goldcorp in writing upon any representation or warranty of it contained in this Agreement becoming untrue in any material respect or upon an obligation of such Party not being complied with in any material respect, provided that nothing in this Section 5.1 shall prevent the Management Party, if a director or officer of Glamis, from taking any action, from considering, negotiating and authorizing an Acquisition Proposal in a manner consistent with the terms of, and as permitted by, the Arrangement Agreement.
Each Management Party hereby acknowledges that that it is aware that Glamis has agreed in sections 6.01 and 6.02 of the Arrangement Agreement that Glamis shall not except in certain enumerated circumstances, directly or indirectly, through any officer, director, employee, representative, advisor or agent (which would include the Management

Parties), make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an acquisition or change of control of Glamis or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Glamis and that any such action by a Management Party contrary to section 6.01 or 6.02 of the Arrangement Agreement would constitute a serious breach of the Arrangement Agreement and may be in contravention of the Management Party’s fiduciary obligations to Glamis and Glamis’s Shareholders.
ARTICLE 6
TERMINATION
6.1	Termination
     This Agreement shall terminate on the earliest to occur of the following:
(a)	the date upon which the Business Combination is completed;

(b)	the date upon which Goldcorp and the Management Parties mutually agree to terminate this Agreement;

(c)	the date upon which this Agreement is terminated by Goldcorp (in its sole discretion); or

(d)	the date upon which the Arrangement Agreement is terminated in accordance with its terms.
The obligations of the Parties under Section 7.1 hereof shall survive the termination of this Agreement, notwithstanding anything herein to the contrary.
ARTICLE 7
GENERAL
7.1	Disclosure
     No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement shall be made by Goldcorp without the prior written consent of the Management Party, except to the extent required by applicable Law. Each Management Party acknowledges and agrees that a summary of this Agreement and the negotiations leading to its execution and delivery must appear in the disclosure material relating to the Business Combination and the fact that the Management Parties have entered into this Agreement may appear in the press release announcing the Business Combination. No press release or other disclosure (public or otherwise) with respect to this Agreement, the Arrangement Agreement and the transactions contemplated therein or with respect to Goldcorp or Goldcorp Subco shall be made by any Management Party without the prior written consent of Goldcorp.

7.2 Assignment
     Goldcorp may assign its rights under this Agreement to any of its Affiliates but, notwithstanding any such assignment, shall remain liable to the other Parties hereto for any default in performance by the assignee. This Agreement shall not otherwise be assignable by any other Party hereto without the prior written consent of Goldcorp, except that a Management Party may assign its rights and obligations under this Agreement to an Affiliate for tax planning purposes. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.
7.3 Subsequent Acquisitions
     Each Management Party agrees that this Agreement and the respective rights and obligations of such Management Parties hereunder shall attach to any Glamis Common Shares and Glamis Options that may become directly or indirectly beneficially owned by such Management Party or over which control or direction may be acquired by such Party.
7.4 Expenses
     All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.
7.5 Damage Provisions
     Each Party acknowledges and agrees that in the event of any breach of this Agreement, Goldcorp would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that (i) each Management Party will waive, in any action for specific performance, the defence of adequacy of a remedy at law, and (ii) Goldcorp shall be entitled, in lieu of any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement.
7.6 Exercise of Rights
     All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.
7.7 Time
     Time shall be of the essence of this Agreement.

7.8 Notice
          Any notice, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be delivered personally or by courier (delivery confirmed) during normal business hours on a Business Day and left with a receptionist or other responsible employee at the relevant address set forth below or sent by facsimile or other means of recorded electronic communication (provided such transmission is confirmed), in the case of:
(a)	the Management Parties, addressed in each case to the attention of the relevant Management Party at the facsimile number set forth in Schedule B.

(b)	Goldcorp, addressed as follows:
Goldcorp Inc.
Park Place
Suite 3400-66 Burrard Street
Vancouver, British Columbia
V6C 2X8
Attention: Ian Telfer, President & CEO
Facsimile: (604) 696-3001
with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2
Attention: Paul Stein
Facsimile: (416) 350-6949
          Any notice, demand or other communication so given shall be deemed to have been given or made and received on the day of delivery, if so delivered, and on the day of sending by facsimile or other means of recorded electronic communication (provided such day is a Business Day and, if not, on the first Business Day thereafter). Any Party may from time to time change its address for notice by notice to the other Parties hereto given in the manner aforesaid.
7.9 Governing Law
          This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereto irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

7.10 Entire Agreement
     This Agreement shall constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements with respect to the subject matter hereof, express or implied, between Goldcorp on the one hand and any of the Management Parties on the other hand, other than as expressly set forth in this Agreement.
7.11 Further Assurances
     Each of the Parties hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Parties may, either before or after the completion of the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
7.12 Amendment and Waiver
     No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.
7.13 Counterparts
     This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.
7.14 Severability
     If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
7.15 Independent Legal Advice
Each Management Party acknowledges that:

(a)	he/she has: (i) read this Agreement in its entirety, understands it and agrees to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, Glamis’s legal counsel concerning the terms and conditions of this Agreement;

(b)	such Management Party has been advised by Glamis’s legal counsel to seek independent legal advice with respect to such Management Party executing and delivering this Agreement and such Management Party has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)	such Management Party is entering into this Agreement voluntarily.
[Signatures on following page]

          IN WITNESS WHERE OF the Parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED in the presence of:	)	FRANCIS DALE CORMAN
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Dale Corman email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	JOSEPH LEE DANNI
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Joseph L. Danni email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	ANDREW IAN STEWART DAVIDSON
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Ian Davidson email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	JEAN DEPATIE
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Jean Depatie email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	CHARLES A. JEANNES
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Charles A. Jeannes email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	C. KEVIN McARTHUR
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(Signed) Mark Trachuk Witness Name: M. Trackuk	) )	(Signed) C. Kevin McArthur email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	P. RANDY REIFEL
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Witness Name:	) )	(Signed) Randy Reifel email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	CHARLES JOSEPH RONKOS
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(Signed) Ingeborg Stefan Witness Name: Ingeborg Stefan	) )	(Signed) Charles J. Ronkos email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	A. DAN ROVIG
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) A. Dan Rovig email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	CHERYL A. SEDESTROM
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Cheryl A. Sedestrom email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	JAMES S. VOORHEES
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) James S. Voorhees email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	KENNETH FRANK WILLIAMSON
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) K. F. Williamson email:
	)	facsimile:
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GOLDCORP INC.
By:	(Signed) Lindsay Hall
	Name:	Lindsay Hall
	Title:	Executive Vice President & Chief Financial Officer

SCHEDULE A
REPRESENTATIONS AND WARRANTIES
OF THE MANAGEMENT PARTIES
          Each Management Party, severally and not jointly, represents and warrants to Goldcorp as an inducement to Goldcorp to enter into this Agreement and for Goldcorp to enter into the Arrangement Agreement that:
(a)	he or she has full legal capacity to enter into this Agreement and to complete the transactions and perform his or her obligations contemplated hereby and this Agreement has been duly executed and delivered by the Management Party;

(b)	upon the due execution and delivery of this Agreement by Goldcorp, this Agreement shall be a valid and binding agreement of the Management Party enforceable by Goldcorp against the Management Party in accordance with its terms;

(c)	there is no bankruptcy or other similar proceeding pending or in progress or, to the knowledge of such Management Party threatened against such Management Party before any court, regulatory or administrative agency or tribunal;

(d)	neither the entering into this Agreement nor the performance by the Management Party of any of his or her obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which the Management Party or any of his or her properties or assets are subject, (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which such Management Party is a party or by which any of his/her properties or assets are or may become bound, or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on such Management Party that would impair his or her ability to perform his or her obligations under this Agreement;

(e)	the Management Party owns or exercises control or direction over the number of Owned Securities set forth opposite his/her name in Schedule B hereto, has the exclusive right to vote and grant proxies in respect thereof as contemplated by this Agreement, such Owned Securities are not subject to any encumbrance, and at the time such Owned Securities are acquired by Goldcorp under the Business Combination, the Management Party will have a good and marketable title to such Owned Securities free and clear of all encumbrances of any nature and any voting agreements (other than as created pursuant to this Agreement);

(f)	neither the Management Party (including any of his or her Affiliates or Associates that own Glamis Common Shares or Glamis Options) nor any of his or her Affiliates nor Associates beneficially owns or exercises control or direction over, directly or indirectly, any securities of Glamis except as set out in Schedule B hereto;

A-2

(g)	other than as contemplated by this Agreement, he or she is not currently obligated to grant and has not granted and does not have outstanding any proxy in respect of any of the Owned Securities and he or she has not, nor have any of its Affiliates or Associates that own Glamis Common Shares or Glamis Options entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Owned Securities;

(h)	no consent, waiver, approval, authorization or exemption of or by, or filing with, or notification to any governmental, administrative or regulatory authority is required to be made or obtained by him or her in connection with (i) the execution and delivery by it and the enforcement against it of this Agreement, or (ii) the consummation of any transactions by him or her provided for herein or contemplated hereby, that, if not obtained, would impair his or her ability to perform his or her obligations under this Agreement; and

(i)	none of the Owned Securities held by the Management Party is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of such Management Party to perform his or her obligations with respect to such Owned Securities as set out in this Agreement or, once acquired by Goldcorp Subco, affect the ability of Goldcorp Subco to vote or otherwise enjoy full rights of ownership thereof.

SCHEDULE B
OWNED SECURITIES
          The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by each Management Party or over which such person exercises control or direction (please provide the details of any indirect ownership).

	Number of Glamis	Number of Glamis	Number of Glamis
Management Party	Common Shares	Options	Restricted Shares
Francis Dale Corman	344,000 common shares	0	0

Joseph Lee Danni	1,000 common shares	27,000 options	0

Andrew Ian Stewart Davidson	14,966 common shares	75,000 options	1,000 restricted common shares

Jean Depatie	5,000 common shares	75,000 options	1,000 restricted common shares

Charles A. Jeannes	56,000 common shares	497,000 options	2,000 restricted common shares

C. Kevin McArthur	162,000 common shares	520,000 options	4,000 restricted common shares

P. Randy Reifel	707,578 common shares	175,000 options	1,000 restricted common shares
1,667,755 common shares held in the name of Brant Investments Ltd.

Charles Joseph Ronkos	1,000 common shares	92,000 options	0

A. Dan Rovig	31,000 common shares	165,000 options	2,000 restricted common shares

Cheryl A. Sedestrom	11,247 common shares	182,253 options	1,000 restricted common shares

James S. Voorhees	27,500 common shares	27,500 options	2,000 restricted common shares

Kenneth Frank Williamson	8,000 common shares	75,000 options	1,000 restricted common shares

TOTALS:	3,037,046 common shares	1,910,753 options	15,000 restricted common shares